
EMCOR
knowledge in action™


03057099

EMCOR Annual Report 2002

Growth Through Diversity



We Provide a Diversity of

Details are what our business is all about, and nobody sweats them like EMCOR project managers: informed and in touch.

...ing an integral part of our customers' operating strategy is how we offer real value. They trust us to provide basic services so they can focus on their core businesses.



Right:
Tamatha Ferland, HVAC Project Manager

Cover:
John Hathaway, Lead Technician

We do stuff. Real work. Real services. Basic to life. Electrical and mechanical construction. Things every business needs. Facilities management. Security and energy systems. Plumbing. No one does more of it in more places for more customers. Result? Clean water, comfortable air, heat, light, safety. Life made possible.

Services

EMCOR's service know-how takes many routes to the same destination: a job well done, a partnership strengthened.





When companies hire EMCOR they hire the best: skilled craftspeople, leading technology, whip-smart managers. Responsive. Principled. Committed. Integrity with a "can-do" attitude.

We Serve a Diversity of

Across the street or across the globe, EMCOR serves top-notch customers from all walks of life: transportation, healthcare, high tech, education, pharmaceutical, and more. It's a winning strategy that keeps us ahead of market demands and customer needs. Truth is, we like the view from up here on our toes.

Consumers like consistency, especially in the foods they eat. Which is why food processing companies rely on EMCOR to keep their products in America's shopping carts.



Our goal is to be known as the preferred, logical, safe choice–the best in the business–in all the markets we serve.



Markets



Though not always obvious, EMCOR expertise touches lives in many ways, including the work we do in water treatment plants, sports and entertainment complexes, and museums.

Financial Highlights

In Thousands of Dollars, except per share data	2002	2001	2000	1999	1998
Revenues	**3,968,051**	3,419,854	3,460,204	2,893,962	2,210,374
Gross profit	**482,634**	391,823	357,817	295,907	223,287
Operating income	**114,425**	88,682	78,925	58,091	37,224
Net income	**62,902**	50,012	40,089	27,821	12,315
Diluted earnings per share*	**4.07**	3.40	2.95	2.21	1.46
Stockholders' equity	**489,870**	421,933	233,503	170,249	119,816
Contract Backlog	**2,893,231**	2,361,834	1,795,486	1,769,792	1,329,944

*Excludes extraordinary item, net of income tax, for 1998



To Our Stockholders



Frank T. MacInnis, Chairman & CEO

2002 was an eventful year for EMCOR Group. As the accompanying charts attest, we encountered and overcame a host of challenges from a recessionary economy to post another year of record results, including double-digit increases in all the major benchmarks of corporate performance.

We're very pleased with these financial results and proud of the people whose efforts created them. But the numbers are far from the whole story. In 2002, we also enlarged and strengthened the Company in ways that will benefit us all for years to come.

> In March, we acquired 19 companies from Comfort Systems USA, significantly expanding the size and scope of our construction and service activities in the Midwestern United States.

> In July, we were awarded a watershed three-year facilities services contract, involving full responsibility for the 2,200 properties operated by Bank One across 30 states; a true "coming of age" for EMCOR Facilities Services.



Jeffrey M. Levy,
President & COO



Revenue (in millions)
02 $3,968.1
01 $3,419.9
00 $3,460.2
99 $2,894.0
98 $2,210.4



Operating Income (in millions)
02 $114.4
01 $88.7
00 $78.9
99 $58.1
98 $37.2



Diluted EPS*
Compound Annual Growth Rate 29.2%
02 $4.07
01 $3.40
00 $2.95
99 $2.21
98 $1.46



Net Cash Provided by Operations (in millions)
02 $154.7
01 $81.1
00 $91.4
99 $34.5
98 $35.3

> September saw our completion of a new, five-year, $275 million revolving credit facility with a group of nine banks led by Harris Trust & Savings Bank. This facility provides us with the financial resources to support our long-term growth plans, providing working capital for organic growth and investment funds for additional acquisitions or alliances.

> In October, Moody's Investors Service recognized our consistent and disciplined application of prudent financial policies by upgrading our credit rating to Ba1, making EMCOR one of very few companies to achieve an improved rating last year. Later in the year, Standard and Poor's reaffirmed its previous investment grade rating of BBB–.

> December marked our second major investment in 2002: the acquisition of Arlington, Virginia-based Consolidated Engineering Services. The purchase of CES significantly increased the size and scope of our U.S. facilities services business, bringing to more than $1 billion the combined annual revenues which EMCOR and CES derive from recurrent service relationships with the owners or end users of commercial and industrial properties. CES and its senior management group will become an integral part of our EMCOR Facilities Services business, which at year end employed over 9,000 on-site facilities technicians throughout the United States.

> As a result of our record earnings performance and the consistent improvement of our service delivery capacity and scope, EMCOR common stock provided a healthy return to our stockholders during a very difficult year, rising 16.8% to a year-end price of $53.01. We are proud to bring this kind of reward to our loyal owners and will strive to continue our record of consistent stockholder returns in 2003.

To achieve that goal during continuously challenging economic conditions, our strategies for 2003 will be tried and true:

> Our "growth through diversity" business model has worked in good times and in bad, and in 2003 we will continue to broaden the scope of our services, the geographic markets in which we operate, and the market sectors we serve.

> We will concentrate on the growth and development of our recurring service relationships, as we believe that this is the best way to bring long-term value to our customers and to retain their loyalty.

> The prompt and efficient integration of CES into our overall operation will provide operational leverage and cross-selling opportunities as we expand the scope of CES's strong client relationships.

> And we will do it all with our traditional focus on cost control and on maximizing liquidity, enabling us to be opportunistic if and when investments or alliances become strategically attractive.

EMCOR was built for the long term, including challenging times like the present. We are committed to our tradition of consistent returns to our stockholders, and we thank our Board of Directors and our employees who have contributed so much to our success.

Frank T. MacInnis
Chairman and Chief Executive Officer

Jeffrey M. Levy
President & Chief Operating Officer

Our model is growth through diversity – providing more services to more markets in more places than anyone else. Our core electrical and mechanical construction expertise is enhanced by facilities services outsourcing opportunities.



Unique

Joe O'Leary, Plumbing Division Manager



Notice any new tools?
Today, we're using communications technology to boost the effectiveness of the best-trained people in the business–ours–making our customers better informed and more competitive.

Business Model



Our model is working!

At EMCOR, our people are their own best competition– that's what it takes to thrive in a tough economy. It also takes a flexible model that can quickly match reliable basic services with market demand.



New game, new rules

EMCOR's Next Generation Facilities Services is creating the new standard in consulting, mobile services and on-site technical services. Wireless and digital technology has enabled us to deliver efficient, high-performing facilities that make our customers more competitive in their markets. Managing facilities is a whole new ballgame and EMCOR is taking the lead.



Facilities

Facilities systems today call for skilled on-site technicians who know how to reduce operating costs and improve value at customers' facilities. EMCOR manages over 800 million square feet of facilities–plenty of room for savings there.

Paul Jones, Chief Engineer

2002 was a milestone year for EMCOR's growing facilities services business. Our purchase of Consolidated Engineering Services, Inc., brings our total revenue from facilities services and mobile maintenance work to approximately $1 billion. We're proud of this achievement—it puts EMCOR at critical mass in this business and confirms us as a world leader in facilities services. It also strengthens our commitment to our business model of growth through diversity—in the services we provide, the markets we serve and the locations where our talented people live and work.

Services





EMCOR on the move

Getting around the Denver metro area will be easier, thanks to the mammoth $1.67 billion "T-Rex" transportation project. Our Dynalectric Company there is handling the electrical work for a light rail system, "smart" traffic monitoring system, street lighting and signals.





Don Moccia,
Pipefitter Foreman

We lead by example



FIRE

Developing life-saving treatments is IDEC Pharmaceutical's business. Dynalectric San Diego is doing its part by handling electrical installation, as well as instrumentation and controls work at IDEC's new 60-acre manufacturing and laboratory facilities.

When Consolidated Engineering Services became part of EMCOR last year, it opened up new opportunities in the government sector. A good example is the immense Ronald Reagan Building and International Trade Center which CES manages under its second five-year contract since the building opened in 1998.

ing Daily Lives

Boston University students and ice hockey fans will have good reason to celebrate next year when their new arena and student recreation center opens. EMCOR's J.C. Higgins is providing the complete heating, ventilation and air conditioning system for the complex, which will include a gym, Olympic size pool, track, tennis/racquetball courts, fitness center, theatre, dining and lounge areas.



Healthcare opportunity is evidenced by Gowan's multi-year heating, ventilation and air conditioning contract at the Texas Medical Center's new research facility in Houston.

From Delicious



A single scoop is never enough, and no one knows it better than Safeway–with the possible exception of EMCOR's Shambaugh & Son, which is doing a complete retrofit of Safeway's ice cream plant in Phoenix, including engineering, process piping, ammonia cooling and utility upgrade.

to Data



Data storage and retrieval is a cornerstone of the information age and the high tech industry. It's also the main business of EMC in Boston, where EMCOR's Balco/J.C. Higgins is three years into a five-year service contract. J.C. Higgins also did the mechanical installation for the facility, whose clean room and laboratory environment requires unique service capabilities. Likewise, the mechanical systems. All of which are monitored and maintained by full-time, on-site service technicians from Balco/J.C. Higgins, which also provides mobile services whenever they're needed on a 24/7 basis.









Business Overview

The Internet Web site address of EMCOR Group, Inc. ("EMCOR") is http://www.emcorgroup.com. The Company's annual reports on Form 10-K, quarterly reports on Forms 10-Q and current reports on Forms 8-K (and any amendments to those reports) will be made available free of charge on or through its Internet Web site as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

General

EMCOR is one of the largest mechanical and electrical construction and facilities services firms in the United States, Canada, the United Kingdom and in the world. In 2002, EMCOR had revenues of approximately $3.97 billion. EMCOR provides services to a broad range of commercial, industrial, utility and institutional customers through approximately 70 principal operating subsidiaries, joint ventures and a majority-owned interest in a limited liability company in the United States. EMCOR has offices in 37 states and the District of Columbia in the United States, eight provinces in Canada and 10 primary locations in the United Kingdom. In the United Arab Emirates, Saudi Arabia and South Africa, EMCOR carries on business through joint ventures. EMCOR's executive offices are located at 301 Merritt Seven Corporate Park, Norwalk, Connecticut 06851-1060, and its telephone number at those offices is (203) 849-7800.

EMCOR specializes in the design, integration, installation, start-up, operation and maintenance of:

- Systems for generation and distribution of electrical power;
- Lighting systems;
- Low-voltage systems, such as fire alarm, security, communications and process control systems;
- Voice and data communications systems;
- Heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; and
- Plumbing, process and high-purity piping systems.

EMCOR also provides services needed to support the operation of customers' facilities, which services are not related to customers' construction programs. These services, frequently referred to as facilities services, include site-based operations and maintenance, mobile maintenance and service, facilities management, remote monitoring, installation and support for building systems, technical consulting and diagnostic services, small modification and retrofit projects, and program development and management for energy systems. Facilities services are provided to a wide range of commercial, industrial, utility and institutional facilities, including those at which EMCOR provided construction services and others at which construction services were provided by other contractors. EMCOR's varied facilities services are frequently combined to provide integrated service packages which include mechanical, electrical and other services.

EMCOR provides mechanical and electrical construction services and facilities services directly to corporations, municipalities and other governmental entities, owners/developers and tenants of buildings. It also provides these services indirectly by acting as a subcontractor to general contractors, systems suppliers and other subcontractors. Worldwide, EMCOR employs approximately 26,000 people.

EMCOR's revenues are derived from many different customers in numerous industries which have operations in several different geographical areas. Of EMCOR's 2002 revenues, approximately 79% were generated in the United States and approximately 21% were generated internationally. In 2002, approximately 42% of revenues were derived from new construction projects, while the remaining 58% were derived from renovation and retrofit of customers' existing facilities (41%) and facilities services operations (17%). For the period 1999 through 2002, revenues and EBITDA grew at compound annual growth rates of 11.3% and 21.9%, respectively.

On December 19, 2002, EMCOR acquired Consolidated Engineering Services, Inc. and its subsidiaries (collectively, "CES"). CES had 2002 revenues in excess of $400.0 million, of which $8.4 million is reflected in EMCOR's 2002 revenues, and employs approximately 3,400 technical and service employees in over 20 states in the Northeast, Midwest, Mid-Atlantic and



Southeast regions. CES provides a broad array of facilities services to a customer base that includes pharmaceutical, industrial, financial services and commercial companies, as well as federal government agencies. CES provides its services to approximately 9,500 facilities comprising approximately 265 million square feet of space.

The Business

The broad scope of EMCOR's operations is more particularly described below.

Mechanical and Electrical Construction Services and Facilities Services

EMCOR believes that the mechanical and electrical construction services and facilities services business is highly fragmented, consisting of thousands of small companies across the United States and around the world. Because EMCOR has total assets, annual revenues, net worth, access to bank credit and surety bonding, and expertise significantly greater than most of its competitors, EMCOR believes it has a significant competitive advantage. The mechanical and electrical construction services industry has a higher growth rate than the overall construction industry, due principally to the increase in content and complexity of mechanical and electrical systems in all types of projects. This increased content and complexity is, in part, a result of the expanded use of computers and more technologically advanced voice and data communications, lighting, and environmental control systems in all types of facilities. For these reasons, buildings of all types consume more electricity per square foot than in the past and thus need more extensive electrical distribution systems. In addition, advanced voice and data communication systems require more sophisticated power supplies and extensive low-voltage and fiber-optic communications cabling. Moreover, the need for greater environmental controls within a building, such as the heightened need for climate control to maintain extensive computer systems at optimal temperatures, and the growing demand for environmental control in individual spaces, have created expanded opportunities for the mechanical and electrical construction services and facilities services business.

Mechanical and electrical construction services primarily involve the design, integration, installation and start-up of: (1) systems for the generation and distribution of electrical power, including power cables, conduits, distribution panels, transformers, generators, uninterruptible power supply systems and related switch gear and controls; (2) lighting systems, including fixtures and controls; (3) low-voltage systems, including fire alarm, security, and process control systems; (4) voice and data communications systems, including fiber-optic and low-voltage copper cabling; (5) heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; and (6) plumbing, process and high-purity piping systems.

Mechanical and electrical construction services generally fall into one of two categories: (1) large installation projects with contracts often in the multimillion dollar range that involve construction of industrial and commercial buildings and institutional and public works facilities or the fit-out of large blocks of space within commercial buildings; and (2) smaller installation projects typically involving fit-out, renovation and retrofit work.

EMCOR's mechanical and electrical construction services operations accounted for about 83% of its 2002 revenues, of which revenues approximately 51% was related to new construction and approximately 49% was related to renovation and retrofit projects. EMCOR provides mechanical and electrical construction services for both large and small installation and renovation projects. Its largest projects include those: (1) for institutional use (such as water and wastewater treatment facilities, hospitals, correctional facilities, schools and research laboratories); (2) for industrial use (such as pharmaceutical plants, steel, pulp and paper mills, chemical, automotive and semiconductor manufacturing facilities, and oil refineries); (3) for transportation projects (such as highways, airports and transit systems); (4) for commercial use (such as office buildings, data centers, hotels, casinos, convention



centers, sports stadiums, shopping malls and resorts); and (5) for power generation and energy management projects. EMCOR's largest projects, which typically range in size from $10.0 million up to and occasionally exceeding $50.0 million and are usually multiyear projects, represented about 27% of EMCOR's construction services revenues in 2002.

EMCOR's projects of less than $10.0 million accounted for approximately 73% of 2002 construction services revenues. These projects are typically completed in less than a year. They usually involve mechanical and electrical construction services when an end-user or owner undertakes construction or modification of a facility to accommodate a specific use. These projects frequently require mechanical and electrical systems to meet special needs such as redundant power supply systems, special environmental controls and high-purity air systems, sophisticated electrical and mechanical systems for data centers, including those associated with Internet service providers and electronic commerce, trading floors in financial services businesses, new production lines in manufacturing plants, and office arrangements in existing office buildings. They are not usually dependent upon the new construction market. Demand for these projects and types of services is often prompted by the expiration of leases, changes in technology or changes in the customer's plant or office layout in the normal course of a customer's business.

EMCOR performs its services pursuant to contracts with owners, such as corporations, municipalities and other governmental entities, general contractors, systems suppliers, construction managers, developers, other subcontractors and tenants of commercial properties. Institutional and public works projects are frequently long-term complex projects that require significant technical and management skills and the financial strength to obtain bid and performance bonds, which are often a condition to bidding for and winning these projects.

EMCOR also installs and maintains street, highway, bridge and tunnel lighting, traffic signals, computerized traffic control systems, and signal and communication systems for mass transit systems in several metropolitan areas. In addition, in the United States, EMCOR manufactures and installs sheet metal air handling systems for both its own mechanical construction operations and for unrelated mechanical contractors. EMCOR also maintains welding and pipe fabrication shops in support of some of its own mechanical operations.

In the early 1990's, the market for facilities services grew rapidly in the United Kingdom as a result of government initiatives. EMCOR's United Kingdom subsidiary expanded its traditional technical service business in response to these opportunities and established a dedicated unit to focus on the facilities services business. This unit currently provides a full range of facilities services to public and private sector customers under multiyear agreements, including the maintenance of British Airways' facilities at Heathrow and Gatwick Airports, GlaxoSmithKline Research Laboratories, and the Jubilee Line Extension of the London Underground. In the United Kingdom, EMCOR also provides facilities services at several BAE Systems manufacturing plants. In addition, the United Kingdom operations provide on-call and mobile service support on a task-order or contract basis, small renovation project work, and installation and maintenance services for data communications and security systems.

EMCOR, by virtue of its construction and facilities services expertise, is involved with private finance initiatives ("PFIs") sponsored by the British government. The PFIs, which involve governmental bodies responsible, among other things, for the national healthcare system, social security, air traffic control, schools and hospitals, seek to transfer ownership and management of United Kingdom government facilities, including office buildings and institutional buildings, to groups of financial institutions, consulting service organizations, and others, which competitively bid for PFI contracts. EMCOR has been awarded several contracts by such groups to provide mechanical and electrical services, grounds maintenance and other ancillary services for periods typically ranging from five to







35 years at buildings which were formerly owned and managed by government bodies and privatized as part of the PFI program. EMCOR has built on its United Kingdom experience to market its facilities services business to international markets and currently provides facilities services through a joint venture to several companies in South Africa.

In 1997, EMCOR established a subsidiary to expand its facilities services operations in North America patterned on its United Kingdom business. This unit has built on EMCOR's traditional mechanical and electrical services operations, facilities services activities at its mechanical and electrical contracting subsidiaries, and EMCOR's client relationships, as well as acquisitions, to expand the scope of services currently offered and to develop packages of services for customers on a regional, national and global basis.

As a consequence, the Company's facilities services unit presently offers a broad range of facilities services, including maintenance and service of mechanical and electrical systems, which EMCOR has historically provided to customers following completion of construction projects, and site-based operations and maintenance, mobile maintenance and service, facilities management, remote monitoring, installation and support for building systems, technical consulting and diagnostic services, small modification and retrofit projects, and program development and management for energy systems.

EMCOR's facilities services are provided to a wide range of commercial, industrial and institutional facilities, including both those for which EMCOR provided construction services and those for which construction services were provided by others. The services are frequently bundled to provide integrated service packages and may include services in addition to EMCOR's core mechanical and electrical services. Services are provided from EMCOR's locations on a mobile basis or from a customer's site by EMCOR employees assigned to the customer premises.

These services, which generated approximately 17% of 2002 revenues, are provided to owners, operators, tenants and managers of all types of facilities, both on a contract basis for a specified period of time and on an individual task order basis.

EMCOR has experienced an expansion in the demand for its facilities services which it believes is driven by customers' decisions to focus on their own core competencies, the increasing technical complexity of their facilities and their mechanical, electrical, voice and data and other systems, and the need for increased reliability, especially in mechanical and electrical systems. These trends have led to outsourcing and privatization programs whereby customers in both the private and public sectors seek to contract out those activities that support, but are not directly associated with, the customer's core business.

Illustrative of the outsourcing of companies' facilities services is a three-year agreement, expiring June 2005, with Bank One under which EMCOR provides comprehensive facilities management services for approximately 2,200 Bank One facilities encompassing 34 million square feet of space in 30 states; its 4½ year agreement with LAM Research, expiring December 2006, under which EMCOR provides such services to approximately one million square feet of laboratory and office space; and its three-year agreement with Mattson Technology, Inc., expiring December 2005, under which EMCOR provides integrated services to approximately 800,000 square feet of commercial space. In April 2000, EMCOR and CB Richard Ellis Inc., a nationwide real estate management company, created a limited liability company, in which EMCOR has a majority interest and principally provides operations and maintenance services to over 10,000 commercial facilities comprising approximately 30 million square feet of space.

As noted earlier, in December 2002 EMCOR acquired CES, a facilities services business, which generated in 2002 in excess of $400.0 million in revenues, of which $8.4 million is reflected in EMCOR's 2002 revenues. Its services are provided to approximately 9,500 facilities with an aggregate of approximately 265 million square feet of space. In Washington, D.C., CES is the second largest facilities services provider to







the federal government behind the General Services Administration and currently provides services to such preeminent buildings as the National Archives and the Ronald Reagan Building, the second largest government facility after the Pentagon. It currently provides its services in 27 states throughout the Northeast, Midwest, Mid-Atlantic, and Southeast. As part of its operation, CES is responsible for: (i) the oversight of all or most of a business's facility operations, including operation and maintenance; (ii) the oversight of logistical processes; (iii) tenant services and management; (iv) servicing upgrade and retrofit of HVAC, electrical, plumbing, and industrial piping and sheet metal systems in existing facilities; and (v) diagnostic and solution engineering for building systems and their components.

The deregulation of, and increased competition in, the utility industry, along with government mandates calling for reduced energy consumption by government entities, have led to renewed focus on energy costs and conservation measures. These measures typically include energy assessments and engineering studies, retrofit construction to implement energy savings measures, and the implementation of energy savings measures to ensure continued performance. Various subsidiaries of EMCOR participate in energy savings programs, such as an energy conservation project for Washington Mutual, which evolved from the facilities services provided by EMCOR to Washington Mutual. EMCOR believes it has the ability to be a single source provider of construction and facilities services required for energy assessment and for design, installation, and operations and maintenance of energy savings measures.

The deregulation and expansion of the telecommunications industry has led to a rapid expansion of installed infrastructure, including wireless communication systems and long-distance networks, much of which has been developed by companies that do not have maintenance capabilities and which seek to contract out such services. EMCOR has provided construction services for the infrastructure of telecommunications companies and facilities services to support their operations. In this industry, EMCOR has installed and maintained equipment for suppliers such as Lucent, Nortel, and Siemens and has provided construction and maintenance services to local service providers and to users who maintain their own systems. While the construction of these facilities is at the present time largely complete, they require on-going maintenance, and EMCOR has agreements with several telecommunications companies to provide such services.

EMCOR believes mechanical and electrical construction services and facilities services activities are complementary, permitting it to offer customers a comprehensive package of services. The ability to offer both construction and facilities services should enhance EMCOR's competitive position with customers. Furthermore, EMCOR's facilities services operations tend to be less cyclical than its construction operations because facilities services are more responsive to the needs of an industry's operational requirements rather than its construction requirements.

For financial information about the results of the Company's operating segments for each of the last three fiscal years, see Note M of Notes to the Consolidated Financial Statements.

Financial Table of Contents

Selected Financial Data

The following selected financial data has been derived from audited financial statements and should be read in conjunction with the consolidated financial statements, the related notes thereto and the reports of independent auditors thereon included elsewhere in this and in previous annual reports.

(In thousands, except per share data)	2002	2001	2000	1999	1998
	Years Ended December 31,				
Income Statement Data					
Revenues	**$ 3,968,051**	$ 3,419,854	$ 3,460,204	$ 2,893,962	$ 2,210,374
Gross profit	**482,634**	391,823	357,817	295,907	223,287
Operating income	**114,425**	88,682	78,925	58,091	37,224
Income before extraordinary item	**62,902**	50,012	40,089	27,821	17,092
Extraordinary item – loss on early extinguishment of debt, net of income taxes	**–**	–	–	–	(4,777)
Net income	**$ 62,902**	$ 50,012	$ 40,089	$ 27,821	$ 12,315
Basic earnings per share:					
Income before extraordinary item	**$ 4.23**	$ 3.86	$ 3.84	$ 2.86	$ 1.67
Extraordinary item – loss on early extinguishment of debt, net of income taxes	**–**	–	–	–	(0.47)
Basic earnings per share	**$ 4.23**	$ 3.86	$ 3.84	$ 2.86	$ 1.20
Diluted earnings per share:					
Income before extraordinary item	**$ 4.07**	$ 3.40	$ 2.95	$ 2.21	$ 1.46
Extraordinary item – loss on early extinguishment of debt, net of income taxes	**–**	–	–	–	(0.35)
Diluted earnings per share	**$ 4.07**	$ 3.40	$ 2.95	$ 2.21	$ 1.11

(In thousands)	2002	2001	2000	1999	1998
	As of December 31,				
Balance Sheet Data					
Stockholders' equity (a)	**$ 489,870**	$ 421,933	$ 233,503	$ 170,249	$ 119,816
Total assets	**$ 1,758,491**	$ 1,349,664	$ 1,261,864	$ 1,052,246	$ 801,002
Goodwill	**$ 290,412**	$ 56,011	$ 67,625	$ 68,009	$ 22,745
Notes payable	**$ 21,815**	$ 573	$ –	$ 1,150	$ 8,314
Borrowings under working capital credit lines	**$ 112,000**	$ –	$ –	$ –	$ –
Other long-term debt, including current maturities	**$ 1,015**	$ 973	$ 116,056	$ 116,534	$ 116,086
Capital lease obligations	**$ 351**	$ 249	$ 573	$ 554	$ 837

(a) No cash dividends on EMCOR's common stock have been paid during the past five years.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Highlights
Revenues for the year ended December 31, 2002 were $3.97 billion, compared to $3.42 billion and $3.46 billion for the years ended December 31, 2001 and 2000, respectively. Net income was $62.9 million for 2002, an increase of $12.9 million, or 25.8%, from $50.0 million for 2001. For 2000, net income was $40.1 million. Diluted earnings per share on net income were $4.07 per share for 2002, compared to $3.40 per share for 2001 and $2.95 per share for 2000.

On March 1, 2002, EMCOR acquired from Comfort Systems USA, Inc. (the "Seller") a group of companies (the "Acquired Comfort Companies"). Accordingly, the Consolidated Results of Operations for EMCOR for the year ended December 31, 2002 include the results of operations for the Acquired Comfort Companies since March 1, 2002. The purchase price paid for a 100% voting interest of the Acquired Comfort Companies was $186.25 million and comprised $164.15 million in cash and $22.1 million by assumption of Seller's notes payable to former owners of certain of the Acquired Comfort Companies. Pursuant to the terms of the acquisition agreement, an additional $7.1 million of cash purchase price was paid by EMCOR to Seller subsequent to the acquisition date due to an increase in net assets of the Acquired Comfort Companies between the closing date and an agreed upon preclosing date. The acquisition was funded with $121.25 million of EMCOR's funds and $50.0 million from borrowings under EMCOR's revolving credit facility. The Acquired Comfort Companies, which are based predominantly in the Midwest United States and New Jersey, are active in the installation and maintenance of mechanical systems and the design and installation of process and fire protection systems. Services are provided to a broad range of businesses, including food processing, pharmaceutical and manufacturing/distribution.

On December 19, 2002, EMCOR acquired all the capital stock of Consolidated Engineering Services, Inc. ("CES") from Archstone-Smith Operating Trust and others. CES primarily provides a broad array of facility services including comprehensive facilities management, site-based operations and maintenance, mobile maintenance and services, remote monitoring, technical consulting and diagnostic services, and the installation and support for building systems. The purchase price paid for CES was $178.0 million, of which $156.0 million was paid from borrowings under EMCOR's revolving credit facility and $22.0 million from EMCOR's funds. The purchase price is subject to adjustment based on the difference between the net assets of CES on the closing date and an agreed upon preclosing date.

EMCOR acquired two additional companies during 2002 for which EMCOR paid an aggregate of $3.4 million.

Operating Segments
EMCOR's business consists of the following operating segments: United States electrical construction and facilities services, United States mechanical construction and facilities services, United States other services, Canada construction and facilities services, United Kingdom construction and facilities services and Other international construction and facilities services. The segment "United States other services" principally consists of those operations which provide consulting and maintenance services, and Other international construction and facilities services consists of EMCOR's operations outside of the United States, Canada, and the United Kingdom (primarily South Africa, the Middle East and Western Europe) performing electrical construction, mechanical construction and facilities services.

Application of Critical Accounting Policies
The consolidated financial statements are based on the application of significant accounting policies, which require management to make significant estimates and assumptions. EMCOR's significant accounting policies are described in Note B–Summary of Significant Accounting Policies of the notes to consolidated financial statements included in Item 8 of this Form 10-K. There was no initial adoption of any accounting policies during 2002 other than those listed under "New Accounting Pronouncements" below. EMCOR believes that some of the more critical judgment areas in the application of accounting policies that affect the financial condition and results of operations are: the impact of changes in the estimates and judgments pertaining to: (a) revenue recognition from (i) long-term construction contracts for which the percentage of completion method of accounting is used and (ii) services contracts; (b) collectibility or valuation of accounts receivable; (c) insurance liabilities; (d) income taxes; and (e) intangible assets.

Revenue Recognition for Long-term Construction Contracts and Services Contracts
EMCOR believes its most critical accounting policy is revenue recognition from long-term construction contracts for which EMCOR uses the percentage-of-completion method of accounting. Percentage-of-completion accounting is the prescribed method of accounting for long-term contracts in accordance with accounting principles generally accepted in the United States, Statement of Position No. 81-1, "Accounting for Performance of Construction—Type and Certain Production—Type Contracts" and, accordingly, the method used for revenue recognition within EMCOR's industry. Percentage-of-completion for each contract is measured principally by the ratio of costs incurred to date for each

contract to the estimated total costs for each contract at completion. Certain of EMCOR's electrical contracting business units measure percentage-of-completion by the percentage of labor costs incurred to date for each contract to the estimated total labor costs for such contract. Provisions for the entirety of estimated losses on uncompleted contracts are made in the period in which such losses are determined. Application of percentage-of-completion accounting results in the recognition of costs and estimated earnings in excess of billings on uncompleted contracts in its consolidated balance sheets. Costs and estimated earnings in excess of billings on uncompleted contracts reflected on the consolidated balance sheets arise when revenues have been recognized, but the amounts cannot be billed under the terms of contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of a contract. Costs and estimated earnings in excess of billings on uncompleted contracts also include amounts EMCOR seeks or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to both scope and price, or other customer-related causes of unanticipated additional contract costs. Such amounts are recorded at estimated net realizable value and take into account factors that may affect the ability to bill and collect amounts billed. Due to uncertainties inherent within estimates employed to apply percentage-of-completion accounting, estimates may be revised as project work progresses. Application of percentage-of-completion accounting requires that the impact of those revised estimates be reported in the consolidated financial statements prospectively.

In addition to revenue recognition for long-term construction contracts, EMCOR recognizes revenues from services contracts as these services are performed in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). There are two basic types of services contracts: 1) fixed price services contracts which are signed in advance for maintenance, repair and retrofit work over periods typically ranging from one to three years (for which there may be EMCOR employees on the customer's site full time); and 2) services contracts not signed in advance for similar maintenance, repair and retrofit work on an as needed basis. Fixed price services contracts are generally performed evenly over the contract period, and accordingly, revenue is recognized on a pro-rata basis over the life of the contract. Revenues derived from other services contracts are recognized when the services are performed in accordance with SAB 101. Expenses related to all service contracts are recognized as services are provided.

Accounts Receivable

EMCOR is required to estimate the collectibility of accounts receivable. A considerable amount of judgment is required in assessing the realization of receivables, which assessment factors include the creditworthiness of the customer, EMCOR's prior collection history with the customer and related aging of the past due balances. The provisions for bad debts during 2002, 2001, and 2000 amounted to approximately $3.4 million, $2.9 million and $6.4 million, respectively. At December 31, 2002 and 2001, accounts receivable of $965.0 million and $777.1 million, respectively, included allowances of $40.6 million and $35.1 million, respectively. Specific accounts receivable are evaluated when EMCOR believes a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, credit ratings or bankruptcy. The allowance requirements are based on the best facts available and are re-evaluated and adjusted as additional information is received.

Insurance Liabilities

EMCOR has deductibles for certain workers' compensation, auto liability, general liability and property claims, has self-insured retentions for certain other casualty claims, and is self-insured for employee-related health care claims. Losses are recorded based upon estimates of the liability for claims incurred and an estimate of claims incurred but not reported. The liabilities are derived from known facts, historical trends and industry averages utilizing the assistance of an actuary to determine the best estimate of these obligations. EMCOR believes its liabilities for these obligations are adequate. However, such obligations are difficult to assess and estimate due to numerous factors, including severity of injury, determination of liability in proportion to other parties, timely reporting of occurrences and effectiveness of safety and risk management programs. Therefore, if actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period that the experience becomes known.

Income Taxes

EMCOR has net deferred tax assets primarily resulting from deductible temporary differences, which will reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. As of December 31, 2002 and 2001, the total valuation allowance on net deferred tax assets was approximately $2.1 million and $3.6 million, respectively.

Intangible Assets

As of December 31, 2002, EMCOR had goodwill and net identifiable intangible assets of $290.4 million and $13.8 million, respectively, in connection with the acquisition of certain companies. The determination of related estimated useful lives for identifiable intangible assets and whether those assets are impaired involves significant judgments based upon short and long-term projections of future performance. Certain of these forecasts reflect assumptions regarding the ability to successfully integrate acquired companies. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") requires goodwill to be tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as previous standards required. Furthermore, SFAS 142 requires identifiable intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Changes in strategy and/or market conditions may result in adjustments to recorded intangible asset balances. As of December 31, 2002, no indicators of impairment of its goodwill or identifiable intangible assets existed after EMCOR's initial and first annual impairment review in accordance with the provisions of SFAS 142. See Note B–Summary of Significant Accounting Policies of the notes to consolidated financial statements for additional discussion of the provisions of SFAS 142.

Discussion and Analysis of Results of Operations

Revenues

Revenues for the year ended December 31, 2002 increased 16.0% to $3.97 billion compared to $3.42 billion of revenues for 2001. The $548.2 million increase in revenues for 2002 when compared to 2001 was primarily due to revenues of $502.6 million from companies acquired in 2002 and to increased revenues in the United States other services, Canada and the United Kingdom segments of $27.0 million, $118.1 million and $70.3 million, respectively. Partially offsetting this increase was a reduction, when compared to 2001, of revenues related to "fast-track" (projects with accelerated time tables earlier than typical contracts for similar projects) telecom and other contracts, as well as a shift to larger, longer-term projects, which typically result in revenue being recognized over a longer period of time. Revenues for 2001 of $3.42 billion represented a 1.2% decrease over revenues of $3.46 billion for 2000. The $40.3 million decrease in revenues for 2001 compared to 2000 was primarily due to reduced fast-track data center construction in the New York, Chicago, Washington, D. C. and California markets, as well as a reduced level of activity in the Las Vegas and Ohio markets and in Canada. The decrease was partially offset by growth in revenues associated with energy generation projects and transportation infrastructure construction on the United States West and East Coasts and revenue growth from various operations in the Boston area market.

The following table presents EMCOR's revenues by operating segment and the approximate percentages of total revenues for the years ended December 31, 2002, 2001 and 2000 (in millions, except for percentages):

	2002	% of Total	2001	% of Total	2000	% of Total
Revenues						
United States electrical construction and facilities services	**$1,152.4**	**29%**	$1,334.7	39%	$1,350.7	39%
United States mechanical construction and facilities services	**1,728.7**	**44%**	1,202.1	35%	1,262.1	36%
United States other services	**236.7**	**6%**	209.7	6%	163.9	5%
Total United States operations	**3,117.8**	**79%**	2,746.5	80%	2,776.7	80%
Canada construction and facilities services	**316.3**	**8%**	198.2	6%	237.0	7%
United Kingdom construction and facilities services	**533.9**	**13%**	463.6	14%	446.2	13%
Other international construction and facilities services	**–**	**–**	11.6	–	0.3	–
Total worldwide operations	**$3,968.0**	**100%**	$3,419.9	100%	$3,460.2	100%

Revenues for EMCOR's United States electrical construction and facilities services segment for 2002 decreased by $182.3 million compared to 2001. The decrease in revenues was primarily due to a reduction in fast-track telecom and other contracts in 2002 compared to the prior year. During 2002, transportation infrastructure work increased and energy generation work remained steady compared to the prior year. The $16.0 million, or 1.2%, decrease in 2001 revenues attributable to this segment compared to 2000 was due to reduced levels of fast-track data center and commercial construction in the New York, Chicago, Washington D. C. and California markets, as well as reduced levels of activity in the Las Vegas and Ohio markets. The decrease was partially offset by increases in revenues associated with energy generation and transportation infrastructure construction markets on the West and East Coasts and increased revenues from various activities in the Salt Lake City market.

United States mechanical construction and facilities services revenues increased in 2002 by $526.6 million, or 43.8% when compared to 2001. This increase in revenues was primarily attributable to $488.5 million of revenues from the Acquired Comfort Companies and growth in revenues in the Northern California market. These increases were partially offset by decreased revenues as a result of the performance of fewer fast-track contracts. A $60.0 million, or 4.8%, decrease in revenues for 2001 compared to 2000 was due to reduced fast-track data center construction, reduced levels of activity in the Las Vegas and Denver markets and planned reductions in operations at EMCOR's Poole & Kent subsidiary operations in the North and South Carolina markets. The decrease in revenues was partially offset by increased revenues associated with energy generation construction on the West and East Coasts and increased revenues from the Boston area market.

United States other services revenues, which include those operations that principally provide consulting and maintenance services, increased by $27.0 million, or 12.9%, for 2002 compared to 2001. The increase in revenues was attributable primarily to an increase in facilities services contracts and, to a lesser extent, to revenues from the acquisition of CES, partially offset by a decline in telecommunications related work. Revenues for 2001 increased by $45.8 million compared to 2000. The increase in revenues was primarily attributable to an increase in maintenance services provided to customers.

Revenues of Canada construction and facilities services increased by $118.1 million, or 59.6%, for 2002 as compared to 2001 revenues. The increase in revenues was primarily attributable to the performance of work on certain long-term contracts. The $38.8 million, or 16.4%, decrease in revenues for 2001 compared with 2000 was attributable to project start date delays in Eastern Canada and a reduction of revenues in Western Canada due to timing of anticipated projects.

United Kingdom construction and facilities services revenues increased $70.3 million, or 15.2%, for 2002 compared to 2001 revenues principally due to growth in the facilities services market, offsetting a decline in the overall construction market. The decline in the overall construction market principally resulted in fewer attractive bid opportunities, and thereby caused EMCOR to be more selective in submitting project bids. Construction revenues for 2002 do not include revenues from certain multiyear rail projects that were awarded in 2002 which will produce revenues in future periods. The $17.4 million, or 3.9%, increase in 2001 revenues compared with 2000 revenues was principally due to growth in construction and facilities markets in the United Kingdom during the first half of 2001.

Other international construction and facilities services revenues primarily consist of EMCOR's operations in the Middle East, South Africa and Europe. Revenues from those operations were zero for 2002, $11.6 million for 2001 and $0.3 million for 2000. All of the 2002 projects in these markets are being performed by joint ventures. The results of these joint venture operations are accounted for under the equity method of accounting because EMCOR has less than majority ownership in foreign joint ventures, and, accordingly, revenues attributable to such joint ventures are not reflected as revenues in the consolidated financial statements. In 2001, certain European projects were performed entirely by EMCOR subsidiaries and therefore, revenues were recorded. EMCOR continues to pursue new business selectively in these markets; however, the availability of opportunities has been significantly reduced as a result of local economic factors, particularly in the Middle East.

Cost of Sales and Gross Profit

The following table presents EMCOR's cost of sales, gross profit, and gross profit as a percentage of revenues, for the years ended December 31, 2002, 2001 and 2000 (in millions, except for percentages):

	2002	2001	2000
Cost of sales	**$ 3,485.4**	$ 3,028.0	$ 3,102.4
Gross profit	**$ 482.6**	$ 391.8	$ 357.8
Gross profit as a percentage of revenues	**12.2%**	11.5%	10.3%

Gross profit increased $90.8 million, or 23.2%, for 2002 compared to 2001. Gross profit as a percentage of revenues was 12.2% for 2002 compared to 11.5% for 2001. The increase in gross profit was primarily due to gross profit of $81.2 million earned by companies acquired in 2002. The increase in gross profit of $9.6 million attributable to EMCOR's other subsidiaries was due to the type and location of construction and facilities services contracts performed, efficient deployment of local labor, effective procurement of materials and focus on risk management programs. The increase in gross profit as a percentage of revenues was principally attributable to the Acquired Comfort Companies and their higher gross profit as a percentage of sales in 2002 as compared to EMCOR in 2001, as well as improvements for gross margin in EMCOR's other subsidiaries. Gross profit increased $34.0 million, or 9.5%, for 2001 compared to 2000, and gross profit as a percentage of revenues increased to 11.5% for 2001 compared with 10.3% for 2000. The dollar increase in gross profit, as well as the increase in gross profit as a percentage of revenues, were primarily due to an increase in gross profits realized due to the type and location of construction and facilities services contracts performed and continued improvement in project management.

Selling, General and Administrative Expenses

The following table presents EMCOR's selling, general and administrative expenses, and selling, general and administrative expenses as a percentage of revenues, for the years ended December 31, 2002, 2001 and 2000 (in millions, except for percentages):

	2002	2001	2000
Selling, general & administrative expenses	**$ 368.2**	$ 303.1	$ 278.9
Selling, general & administrative expenses as a percentage of revenues	**9.3%**	8.9%	8.1%

Selling, general and administrative expenses increased $65.1 million, or 21.5%, between 2002 and 2001. As a percentage of revenues, total selling, general and administrative expenses increased to 9.3% in 2002 as compared to 8.9% in 2001. The dollar increase and increase in expenses as a percentage of revenues during 2002 compared to 2001 was primarily attributable to $61.0 million of expenses of companies acquired in 2002 and increased variable selling, general and administrative expenses in certain markets, which increased expenses were partially offset by a $5.5 million reduction in goodwill amortization expense as goodwill is no longer required to be amortized per SFAS 142. Selling, general and administrative expenses increased $24.2 million, or 8.7%, between 2001 and 2000. As a percentage of revenues, total selling, general and administrative expenses increased to 8.9% in 2001 as compared to 8.1% in 2000. This dollar increase and increase in expenses as a percentage of revenues during 2001 as compared to 2000 was primarily attributable to the type and location of construction and facilities services contracts performed, increased variable overhead costs associated with marketing and business development efforts and expansion of information technology infrastructure support. Goodwill amortization expense for the year ended December 31, 2002 and 2001 was zero and $5.5 million, respectively. Amortization expense of certain identifiable intangible assets associated with the Acquired Comfort Companies was $0.8 million for the year ended December 31, 2002.

Operating Income

The following table presents EMCOR's operating income, and operating income as a percentage of segment revenues, for the years ended December 31, 2002, 2001 and 2000 (in millions, except for percentages):

	2002	% of Segment Revenues	2001	% of Segment Revenues	2000	% of Segment Revenues
Operating income (loss)						
United States electrical construction and facilities services	$ 78.9	6.8%	$ 75.3	5.6%	$ 58.6	4.3%
United States mechanical construction and facilities services	60.3	3.5%	41.4	3.4%	35.9	2.8%
United States other services	3.3	1.4%	(7.2)	–	(5.5)	–
Total United States operations	142.5	4.6%	109.5	4.0%	89.0	3.2%
Canada construction and facilities services	3.3	1.0%	2.3	1.2%	5.2	2.2%
United Kingdom construction and facilities services	0.0	–	7.2	1.6%	6.0	1.3%
Other international construction and facilities services	(0.1)	–	(1.2)	–	0.5	–
Corporate administration	(31.3)	–	(29.1)	–	(21.8)	–
Total worldwide operations	114.4	2.9%	88.7	2.6%	78.9	2.3%
Other corporate items:						
Interest expense	(4.1)		(4.8)		(9.7)	
Interest income	2.0		5.6		2.4	
Income before taxes	$ 112.3		$ 89.5		$ 71.6	

Operating income increased for the United States electrical construction and facilities services operations for 2002 compared to 2001. The dollar increase in operating income for 2002 of $3.6 million, or 4.8%, as compared to 2001, and the related increase as a percentage of revenues, was primarily attributable to the increased activity from increased transportation infrastructure and continuing energy generation construction projects on the West Coast, the successful completion and settlement of several contracts and increased operating income attributable to various commercial and industrial projects in the San Diego, Las Vegas, Washington D.C. and Denver markets offset, in part, by a reduction in fast-track data center construction work across other markets. Operating income for 2001 for the United States electrical construction and facilities services operations increased $16.7 million, or 28.5%, from 2000 levels. The increase in operating income, and operating income, as a percentage of revenues, for 2001 versus 2000 was attributable to an increase in operations associated with transportation infrastructure and power plant construction contracts on the West and East Coasts, and increased levels of activity in the Salt Lake City market. This increase in operating income was partially offset by reduced levels of fast-track data center construction projects in the San Francisco, Washington D.C. and Denver markets and the decrease in construction activity in the Las Vegas market.

United States mechanical construction and facilities services operating income increased $18.9 million for 2002, a 45.7% increase over 2001. This increase in dollars and increase as a percentage of revenues was primarily due to: (i) operating income from the Acquired Comfort Companies of $19.7 million; (ii) operating income associated with power plant construction contracts on the West Coast; and (iii) improved results at the Poole & Kent subsidiary operations which had losses in the prior year. The increases were partially offset by reduced operating income attributable to fewer fast-track contracts in the 2002 than the prior year. Operating income for 2001 compared to 2000 increased $5.5 million, or 15.3%, and as a percentage of revenues increased to 3.4% from 2.8%, primarily due to: (i) increased energy generation construction projects on the West and East Coasts, partially offset by a reduction in construction projects in the Las Vegas market; and (ii) reduced losses at certain Poole & Kent subsidiaries compared to the prior year.

United States other services operating income was $3.3 million for 2002 compared to operating losses of $7.2 million for 2001. The increase in operating profit was primarily attributable to new facilities services contracts and a decrease in selling, general and administrative expenses as the facilities services operations became more established and thus required less overhead spending relating to the development of new business. The contribution to 2002 operating income by CES, which was acquired on December 19, 2002, was not material. Operating losses in this segment for 2001 compared to 2000 increased by $1.7 million primarily due to costs associated with the continued development of the consulting operations and maintenance services activities of EMCOR.

Canada construction and facilities services operating income increased by $1.0 million for 2002 compared to 2001 principally due to increased work on longer-term contracts that result in profit recognition over an extended time period, partially offset by a reduction in the number of fast-track type contracts. For 2001 compared to 2000, operating income decreased by $2.9 million principally due to project start date delays in Eastern Canada for certain projects in backlog and a reduction of revenues in Western Canada due to the timing of anticipated projects.

United Kingdom construction and facilities services operating income decreased by $7.2 million for 2002 compared to 2001. The decrease in operating income was primarily attributable to unfavorable settlements and closeouts of certain construction projects completed during the year. During 2002 the facilities services business continued to realize increased revenues and operating income while the construction activities have slowed since 2001. For 2001, operating income increased by $1.2 million as compared to 2000. This increase was primarily attributable to growth in construction and facilities markets in the United Kingdom during the first half of 2001.

Other international construction and facilities services operating losses were $0.1 million for 2002 compared to operating losses of $1.2 million in 2001 and operating income of $0.5 million in 2000. EMCOR continues to pursue new business selectively in the Middle Eastern, South African and European markets; however, the availability of opportunities has been significantly reduced as a result of local economic factors, particularly in the Middle East.

General corporate expenses for 2002 increased by $2.2 million from 2001 levels, and increased by $7.3 million between 2001 and 2000. The increase in general corporate expenses was primarily due to the expansion of operations support activities such as information technology infrastructure, human resources and communications in order to meet the level of service expected by clients and manage the increased number of operations due to acquisitions. Costs associated with the integration of companies acquired during 2002 were approximately $0.5 million of the $2.2 million increase from 2001 to 2002.

Interest expense decreased by $0.7 million in 2002 compared to 2001 principally due to the conversion of $115.0 million of EMCOR's 5.75% Convertible Subordinated Notes into approximately 4.2 million shares of EMCOR common stock in the second quarter of 2001. For the same reason, interest expense decreased by $4.9 million in 2001 compared to 2000.

Interest income decreased by $3.6 million in 2002 compared with 2001. Interest income increased by $3.2 million in 2001 compared to 2000. The decrease in interest income for 2002 compared to 2001 was due to a reduction in cash on hand in 2002 related to cash used for acquisitions and repayment of borrowings related to the acquisitions, and to lower interest rates.

Liquidity and Capital Resources

The following table presents EMCOR's net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2002 and 2001 (in millions):

	2002	2001
Net cash provided by operating activities	$ **154.7**	$ 81.1
Net cash used in investing activities	$ **(364.8)**	$ (31.2)
Net cash provided by financing activities	$ **113.4**	$ 2.2

The Company's consolidated cash balance decreased by $96.7 million from $189.8 million at December 31, 2001 to $93.1 million at December 31, 2002 primarily due to the use of cash for the acquisition of the Acquired Comfort Companies and CES, partially offset by net cash provided by operating activities. Net cash provided by operating activities for 2002 was $154.7 million, an increase of $73.6 million from $81.1 million for 2001. The cash provided by operating activities in 2002 was primarily due to increased net income, increased accounts payable, increased accrued expenses and decreased accounts receivable, partially offset by increased contracts in progress, net. Net cash used in investing activities in 2002 of $364.8 million consisted primarily of payments of an aggregate of $334.7 million for acquisitions in 2002 and earn-out payments of $8.6 million for acquisitions in prior periods, net disbursement for other investments of $7.7 million and $15.6 million for the purchase of property, plant and equipment. This activity compares to net cash used in investing activities for 2001 of $17.9 million for the purchase of property, plant and equipment, $8.8 million for payments for acquisitions and related earn-out agreements for prior year acquisitions and net disbursements for other investments of $6.5 million. Net cash provided by financing activities for 2002 of $113.4 million was primarily attributable to borrowings under working capital credit lines used to finance the CES acquisition in December 2002 and proceeds from the exercise of stock options, offset by a reduction due to net repayments of long-term debt and capital lease payments.

The following is a summary of EMCOR's material contractual obligations and other commercial commitments (in millions):

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable	$ 21.8	$ 21.8	$ –	$ –	$ –
Other long-term debt	1.0	0.3	0.2	0.2	0.3
Capital lease obligations	0.4	0.2	0.2	–	–
Operating leases	141.9	38.6	55.1	25.9	22.3
Open purchase obligations (1)	340.4	293.1	35.3	12.0	–
Other long-term obligations (2)	87.8	–	87.8	–	–
Total Contractual Obligations	$ 593.3	$ 354.0	$ 178.6	$ 38.1	$ 22.6

	Amount of Commitment Expiration by Period				
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Credit Facility (3)	$ 112.0	$ –	$ –	$ 112.0	$ –
Letters of credit	39.9	12.0	1.3	1.3	25.3
Guarantees	25.0	–	–	–	25.0
Total Commercial Commitments	$ 176.9	$ 12.0	$ 1.3	$ 113.3	$ 50.3

(1) Represent open purchase orders for material and subcontracting costs related to the Company's construction and service contracts. These purchase orders are not reflected in EMCOR's consolidated balance sheet and should not impact future cash flows as amounts will be recovered through customer billings.

(2) Represent primarily insurance related liabilities, the timing for which payments beyond one year is not practical to estimate.

(3) EMCOR classifies these borrowings as short-term on its consolidated balance sheet because of EMCOR's intent and ability to repay the amounts on a short-term basis.

On September 26, 2002, EMCOR entered into a new $275.0 million five year revolving credit agreement (the "Revolving Credit Facility"). The Revolving Credit Facility, which replaced a credit facility entered into on December 22, 1998 (the "1998 Credit Facility"), is guaranteed by certain direct and indirect subsidiaries of EMCOR, is secured by substantially all of the assets of EMCOR and most of its subsidiaries, and provides for borrowings in the form of revolving loans and letters of credit. The Revolving Credit Facility contains various covenants requiring, among other things, maintenance of certain financial ratios and certain restrictions with respect to cumulative aggregate payments for dividends, common stock repurchases, investments, acquisitions, indebtedness and capital expenditures. A commitment fee is payable on the average daily unused amount of the Revolving Credit Facility. The fee ranges from 0.3% to 0.5% of the unused amount, based on certain financial tests. Loans under the Revolving Credit Facility bear interest at: (1) a rate which is the prime commercial lending rate announced by Harris Trust and Savings Bank from time to time (4.25% at December 31, 2002) plus 0% to 1.0%, based on certain financial tests; or (2) at a LIBOR rate (1.38% at December 31, 2002) plus 1.5% to 2.5% based on certain financial tests. The interest rates in effect at December 31, 2002 were 4.25% and 2.88%, respectively. Letter of credit fees issued under this facility range from 0.75% to 2.5% and are charged based on the type of letter of credit issued and certain financial tests. As of December 31, 2002 and 2001, EMCOR had approximately $39.9 million and $20.5 million of letters of credit outstanding, respectively. EMCOR had borrowings of $112.0 million outstanding under the Revolving Credit Facility at December 31, 2002. No revolving loans were outstanding under the 1998 Credit Facility at December 31, 2001.

In August 2001, the Company's Canadian subsidiary, Comstock Canada Ltd., renewed a credit agreement with a bank providing for an overdraft facility of up to Cdn. $0.5 million. The facility is secured by a standby letter of credit and provides for interest at the bank's prime rate (4.0% at December 31, 2002). There were no borrowings outstanding under this credit agreement at December 31, 2002 or 2001.

A subsidiary of EMCOR has guaranteed indebtedness of a venture in which it has a 40% interest; the other venture partner, Baltimore Gas and Electric, has a 60% interest. The venture designs, constructs, owns, operates, leases and maintains facilities to produce chilled water for sale to customers for use in cooling. These guarantees are not expected to have a material effect on EMCOR's financial position or results of operations. Each of the venturers is jointly and severally liable, in the event of default, for the venture's $25.0 million borrowing due December 2031. During September 2002, each venture partner contributed equity to the venture, of which EMCOR's contribution was $14.0 million.

There are $22.3 million in current maturities of EMCOR's long-term debt and capital lease obligations as of December 31, 2002. $21.8 million of this amount relates to notes payable to former owners of the Acquired Comfort Companies, which were assumed in connection with the acquisition. These notes accrue interest at an annual rate of 10% and are payable in April 2003.

EMCOR is contingently liable to sureties in respect of performance and payment bonds issued by sureties, usually at the request of customers in connection with construction projects which secure EMCOR payment and performance obligations under contracts for such projects. In addition, at the request of unions representing EMCOR employees, bonds are provided to secure such obligations for wages and benefits payable to or for such employees. As of December 31, 2002, sureties had issued bonds for the account of EMCOR in the aggregate amount of approximately $1.3 billion. To the extent such bonds were for the benefit of customers (as opposed to unions), they related to over 675 construction projects. The bonds are issued by EMCOR's sureties in return for a premium which varies depending on the size of the bonds. The individual amounts for bonded projects range up to $170.0 million. EMCOR has agreed to indemnify the sureties for any payments made by them in respect of bonds.

On March 18, 1998, EMCOR sold, pursuant to an underwritten public offering, $115.0 million principal amount of 5.75% Convertible Subordinated Notes. During the second quarter of 2001, EMCOR called its 5.75% Convertible Subordinated Notes for redemption. As a consequence, all of the Convertible Subordinated Notes were converted into approximately 4.2 million shares of EMCOR common stock.

EMCOR does not have any other material financial guarantees or off-balance sheet arrangements other than those discussed herein.

The primary source of liquidity for EMCOR has been, and is expected to continue to be, cash generated by operating activities. EMCOR also maintains a revolving credit facility that may be utilized, among other things, to meet short-term liquidity needs in the event cash generated by operating activities is insufficient, or to enable EMCOR to seize opportunities to participate in joint ventures or to make acquisitions that may require access to cash on short notice or for any other reason. EMCOR may also increase liquidity through an equity offering or other debt instruments. Short-term changes in macroeconomic trends may have an effect, positively or negatively, on liquidity. In order to manage through these uncertainties, EMCOR generally will not borrow funds to the maximum amounts allowable and, therefore, should have the capacity to borrow funds, if necessary, to meet short-term requirements. In addition to managing borrowings, EMCOR's focus on the facilities services market is intended to provide an additional buffer against economic downturns as the facilities services market is characterized by annual and multiyear contracts that provide a more predictable stream of cash flows than the construction market. The acquisition of CES in December 2002, which is primarily facilities services market focused, is part of EMCOR's plan to grow its services business. Short-term liquidity is also impacted by the type and length of construction contracts in place. During economic downturns, such as the 2001 through 2002 period, construction contracts trended away from short-cycle contracts toward larger longer-term infrastructure and public sector contracts. Performance of longer duration contracts usually requires higher upfront cash requirements until billings can occur in accordance with contractual provisions. While EMCOR strives to maintain a net over-billed position with its customers, there can be no assurance that the net over-billed position can be maintained. EMCOR's net over-billings, defined as the balance sheet accounts cost and estimated earnings in excess of billings on uncompleted contracts less billings in excess of costs and estimated earnings on uncompleted contracts, was $127.3 million and $97.9 million as of December 31, 2002 and 2001.

Long-term liquidity requirements can be expected to be met through cash generated from operating activities, the Revolving Credit Facility, and the sale of various secured or unsecured debt and/or equity interests in the public and private markets. Based upon EMCOR's current credit ratings and financial position, EMCOR can reasonably expect to be able to issue long-term debt instruments and/or equity. For example, in September 2002, EMCOR was able to increase its capacity to borrow under credit facilities from $150.0 million to $275.0 million. Over the long term, EMCOR's primary revenue risk factor continues to be the level of demand for non-residential construction services, which is in turn influenced by macroeconomic trends including interest rates and governmental economic policy. In order to provide protection against demand cycles in private sector construction services, EMCOR has increased its participation, and its backlog of contracts, in the public sector and in the facilities services market.

EMCOR believes that current cash balances and borrowing capacity available under existing lines of credit or other forms of financing available through debt or equity offerings, combined with cash expected to be generated from operations, will be sufficient to provide short-term and foreseeable long-term liquidity and meet expected capital expenditure requirements. However, EMCOR is a party to several lawsuits and other proceedings in which other parties seek to recover from it amounts ranging from a few thousand dollars to $50.0 million. If EMCOR was required to pay damages in one or more such proceedings, such payments could have a material adverse effect on its cash flow and/or earnings.

Certain Insurance Matters

As of December 31, 2002, EMCOR was utilizing approximately $24.5 million of letters of credit obtained under its Revolving Credit Facility as collateral for its insurance obligations.

New Accounting Pronouncements

In May 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections" which is effective for fiscal years beginning after May 15, 2002. This statement, among other matters, provides guidance with respect to the accounting for gain or loss on capital leases that were modified to become operating leases. The statement also eliminates the requirement that gains or losses on the early extinguishment of debt be classified as extraordinary items and provides guidance when the gain or loss on the early retirement of debt should or should not be reflected as an extraordinary item.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires that costs associated with terminating employees or contracts or closing or relocating facilities are to be recognized at fair value at the time the liability is incurred. The Company does not anticipate that this statement will have an effect on its financial statements when it becomes effective for disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN 45" or the "Interpretation"). FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of the Interpretations are effective for financial statements of interim or annual periods that end after December 15, 2002. The Interpretation's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. EMCOR has guarantees that will be subject to the accounting and disclosure provisions of the Interpretation, and therefore, adoption of FIN 45 may impact disclosures in the first quarter of its next fiscal year. EMCOR is currently evaluating the recognition and measurement impacts of adoption.

In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 was effective for fiscal years beginning after December 15, 2002 and was adopted by EMCOR for all periods presented. EMCOR did not change to the fair value based method of accounting for stock-based employee compensation; and therefore, adoption of SFAS 148 will impact only future disclosures, not the financial results, of EMCOR.

Quantitative and Qualitative Disclosures about Market Risk

EMCOR has not used derivative financial instruments for any purpose during the years ended December 31, 2002 and 2001, including trading or speculating on changes in interest rates, or commodity prices of materials used in its business.

EMCOR is exposed to market risk for changes in interest rates for borrowings under its Revolving Credit Facility. Borrowings under the credit facility bear interest at variable rates, and the fair value of this borrowing is not significantly affected by changes in market interest rates. As of December 31, 2002, there was $112.0 million of borrowings outstanding under the Revolving Credit Facility, and these borrowings bear interest at: (1) a rate which is the prime commercial lending rate announced by Harris Trust and Savings Bank from time to time (4.25% at December 31, 2002) plus 0% to 1.0%, based on certain financial tests; or (2) at a LIBOR rate (1.38% at December 31, 2002) plus 1.5% to 2.5% based on certain financial tests. Based on the borrowings outstanding of $112.0 million, if interest rates were to increase by 1.0%, the net of tax interest expense would increase $0.7 million in the next 12 months. Conversely, if interest rates were to decrease by 1.0%, interest expense would decrease by $0.7 million in the next 12 months. The Revolving Credit Facility expires in September 2007. There is no guarantee that EMCOR will be able to renew the agreement at its expiration.

EMCOR is also exposed to market risk and its potential related impact on accounts receivable or costs and estimated earnings in excess of billings on uncompleted contracts. The amounts recorded may be at risk if customers' ability to settle these obligations is negatively impacted by economic conditions. EMCOR continually monitors the credit worthiness of its customers and maintains on-going discussions with customers regarding contract status with respect to change orders and billing terms. Therefore, EMCOR believes it takes appropriate action to manage market and other risks, but there is no assurance that it will be able to reasonably identify all risks with respect to collectibility of these assets. Refer also to the previous discussion of Accounts Receivable under the heading, "Application of Critical Accounting Policies."

Amounts invested in EMCOR's foreign operations are translated into U. S. dollars at the exchange rates in effect at year end. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss), a component of stockholders' equity, in the consolidated balance sheets. EMCOR believes the exposure to the effects that fluctuating foreign currencies may have on the consolidated results of operations is limited because the foreign operations primarily invoice customers and collect obligations in their respective local currencies. Additionally, the cost of revenues associated with these transactions is generally contracted and paid for in their same local currencies.

This annual report contains certain forward-looking statements within the meaning of the Private Securities Reform Act of 1995, particularly statements regarding market opportunities, market share growth, competitive growth, gross profit, and selling, general and administrative expenses. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in any such forward-looking statements. Such risks and uncertainties include, but are not limited to, adverse changes in general economic conditions, changes in the specific markets for EMCOR's services, adverse business conditions, decreased or lack of growth in the mechanical and electrical construction and facilities services industries, increased competition, pricing pressures and risk associated with foreign operations and other factors.

Consolidated Balance Sheets

(In thousands, except share and per share data)	December 31, 2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 93,103	$ 189,766
Accounts receivable, less allowance for doubtful accounts of $40,611 and $35,091, respectively	964,968	777,102
Costs and estimated earnings in excess of billings on uncompleted contracts	235,809	221,272
Inventories	12,271	7,158
Prepaid expenses and other	28,784	22,026
Total current assets	1,334,935	1,217,324
Investments, notes and other long-term receivables	24,642	16,817
Property, plant and equipment, net	70,750	42,548
Goodwill	290,412	56,011
Identifiable intangible assets, less accumulated amortization of $755	13,845	–
Other assets	23,907	16,964
Total assets	$ 1,758,491	$ 1,349,664
Liabilities and Stockholders' Equity		
Current liabilities		
Borrowings under working capital credit line	$ 112,000	$ –
Current maturities of long-term debt and capital lease obligations	22,276	947
Accounts payable	409,562	313,227
Billings in excess of costs and estimated earnings on uncompleted contracts	363,092	319,165
Accrued payroll and benefits	159,416	121,196
Other accrued expenses and liabilities	113,529	99,726
Total current liabilities	1,179,875	854,261
Long-term debt and capital lease obligations	905	848
Other long-term obligations	87,841	72,622
Total liabilities	1,268,621	927,731
Stockholders' equity		
Preferred stock, $0.10 par value, 1,000,000 shares authorized, zero issued and outstanding	–	–
Common stock, $0.01 par value, 30,000,000 shares authorized, 16,050,862 and 15,945,699 shares issued and outstanding, respectively	161	159
Capital surplus	312,393	307,636
Accumulated other comprehensive loss	(5,148)	(5,424)
Retained earnings	199,300	136,398
Treasury stock, at cost, 1,131,985 shares	(16,836)	(16,836)
Total stockholders' equity	489,870	421,933
Total liabilities and stockholders' equity	$ 1,758,491	$ 1,349,664

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations

(In thousands, except per share data)	For the Years Ended December 31, 2002	2001	2000
Revenues	$ 3,968,051	$ 3,419,854	$ 3,460,204
Cost of sales	3,485,417	3,028,031	3,102,387
Gross profit	482,634	391,823	357,817
Selling, general and administrative expenses	368,209	303,141	278,892
Operating income	114,425	88,682	78,925
Interest expense	(4,096)	(4,795)	(9,705)
Interest income	1,997	5,587	2,367
Income before income taxes	112,326	89,474	71,587
Income tax provision	49,424	39,462	31,498
Net income	$ 62,902	$ 50,012	$ 40,089
Basic earnings per share	$ 4.23	$ 3.86	$ 3.84
Diluted earnings per share	$ 4.07	$ 3.40	$ 2.95

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(In thousands)	For the Years Ended December 31, 2002	2001	2000
Cash flows from operating activities			
Net income	**$ 62,902**	$ 50,012	$ 40,089
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**15,371**	12,694	11,483
Amortization of goodwill	**–**	5,506	4,618
Amortization of identifiable intangible assets	**755**	–	–
Provision for doubtful accounts	**3,354**	2,856	6,419
Deferred income taxes	**7,432**	3,725	–
Non-cash expense for amortization of debt issuance costs	**630**	890	1,236
Non-cash expense for Restricted Stock Units	**557**	1,132	–
Non-cash interest expense for converted subordinated notes	**–**	1,239	–
Provision in lieu of income taxes	**–**	21,425	24,422
	91,001	99,479	88,267
Change in operating assets and liabilities excluding effect of businesses acquired:			
Decrease (increase) in accounts receivable	**28,464**	48,974	(118,629)
(Increase) decrease in inventories and contracts in progress, net	**(14,174)**	(59,217)	76,376
Increase (decrease) in accounts payable	**32,653**	(52,337)	22,222
Increase in accrued payroll and benefits and other accrued expenses and liabilities	**14,860**	47,836	19,533
Changes in other assets and liabilities, net	**1,893**	(3,644)	3,667
Net cash provided by operating activities	**154,697**	81,091	91,436
Cash flows from investing activities			
Proceeds from sales of assets	**1,819**	1,925	2,765
Purchase of property, plant and equipment	**(15,585)**	(17,939)	(16,698)
Payments for acquisitions of businesses and related earn-out agreements	**(343,358)**	(8,750)	(4,234)
Net (disbursements) proceeds from other investments	**(7,679)**	(6,453)	7,047
Net cash used in investing activities	**(364,803)**	(31,217)	(11,120)
Cash flows from financing activities			
Proceeds from working capital credit lines	**248,000**	–	722,829
Repayments of working capital credit lines	**(136,000)**	–	(722,829)
Borrowings for long-term debt	**70**	2,930	5,114
Repayments for long-term debt	**(1,100)**	(2,761)	(6,686)
Net repayments for capital lease obligations	**(34)**	(26)	(37)
Net proceeds from exercise of stock options	**2,507**	2,064	426
Net cash provided by (used in) financing activities	**113,443**	2,207	(1,183)
(Decrease) increase in cash and cash equivalents	**(96,663)**	52,081	79,133
Cash and cash equivalents at beginning of year	**189,766**	137,685	58,552
Cash and cash equivalents at end of year	**$ 93,103**	$ 189,766	$ 137,685

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(In thousands)	Total Stock-holders' equity	Com-mon stock	Capital surplus	Accumulated other comprehensive income (loss) (1)	Retained earnings	Treasury stock	Compre-hensive income
Balance, December 31, 1999	$170,249	$ 117	$142,894	$ (2,223)	$ 46,297	$ (16,836)	
Net income	40,089	–	–	–	40,089	–	$ 40,089
Foreign currency translation adjustments	(1,683)	–	–	(1,683)	–	–	(1,683)
Comprehensive income	–	–	–	–	–	–	$ 38,406
Provision in lieu of income taxes	24,422	–	24,422	–	–	–	
Common stock issued under stock option plans	426	–	426	–	–	–	
Balance, December 31, 2000	233,503	117	167,742	(3,906)	86,386	(16,836)	
Net income	50,012	–	–	–	50,012	–	$ 50,012
Foreign currency translation adjustments	(1,518)	–	–	(1,518)	–	–	(1,518)
Comprehensive income	–	–	–	–	–	–	$ 48,494
Provision in lieu of income taxes	21,425	–	21,425	–	–	–	
Common stock issued under stock option plans	2,063	–	2,063	–	–	–	
Conversion of 5.75% Convertible Subordinated Notes (2)	113,874	42	113,832	–	–	–	
Value of Restricted Stock Units (3)	2,574	–	2,574	–	–	–	
Balance, December 31, 2001	421,933	159	307,636	(5,424)	136,398	(16,836)	
Net income	**62,902**	**–**	**–**	**–**	**62,902**	**–**	**$ 62,902**
Foreign currency translation adjustments	**3,725**	**–**	**–**	**3,725**	**–**	**–**	**3,725**
Pension plan additional minimum liability, net of tax benefit of $1.9 million	**(3,449)**	**–**	**–**	**(3,449)**	**–**	**–**	**(3,449)**
Comprehensive income	**–**	**–**	**–**	**–**	**–**	**–**	**$ 63,178**
Common stock issued under stock option plans	**2,507**	**2**	**2,505**	**–**	**–**	**–**	
Value of Restricted Stock Units (3)	**2,252**	**–**	**2,252**	**–**	**–**	**–**	
Balance, December 31, 2002	**$489,870**	**$ 161**	**$312,393**	**$ (5,148)**	**$199,300**	**$ (16,836)**	

(1) Represents cumulative foreign currency translation and minimum pension liability adjustments.

(2) Represents conversion of $115.0 million 5.75% convertible subordinated notes into common stock, net of related interest and deferred financing costs.

(3) Shares of common stock will be issued in respect of restricted stock units. This amount represents the value of restricted stock units at the date of grant plus the related compensation expense in the current year due to an increase in market value of the underlying common stock. As of October 2002, the terms of the restricted stock unit plan were changed resulting in fixed plan accounting after the grant date from the date of this change for both existing and new grants.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note A | Nature of Operations

EMCOR Group, Inc., a Delaware corporation, and subsidiaries (collectively "EMCOR") is one of the largest mechanical and electrical construction and facilities services firms in the United States, Canada, the United Kingdom and in the world. EMCOR specializes in the design, integration and installation and start-up of: (1) systems for the generation and distribution of electrical power, including power cables, conduits, distribution panels, transformers, generators, uninterruptible power supply systems and related switch gear and controls; (2) lighting systems, including fixtures and controls; (3) low-voltage systems, including fire alarm, security, and process control systems; (4) voice and data communications systems, including fiber-optic and low voltage copper cabling; (5) heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; and (6) plumbing, process and high-purity piping systems. EMCOR provides mechanical and electrical construction services and facilities services directly to corporations, municipalities and other governmental entities, owners/developers and tenants of buildings. It also provides these services indirectly by acting as a subcontractor to general contractors, systems suppliers and other subcontractors. Mechanical and electrical construction services generally fall into one of two categories: (1) large installation projects with contracts often in the multi-million dollar range that involve construction of industrial and commercial buildings and institutional and public works facilities or the fit-out of large blocks of space within commercial buildings; and (2) smaller installation projects typically involving fit-out, renovation and retrofit work. In addition, EMCOR provides services needed to support a customer's facilities not related to construction projects. These services, frequently referred to as facilities services, include site-based operations and maintenance, mobile maintenance and service, facilities management, remote monitoring, small modification and retrofit projects, technical consulting and diagnostic services, installation and support for building systems, and program development and management for energy systems. These services are provided to a wide range of commercial, industrial, and institutional buildings including facilities at which EMCOR provided construction services and at which construction services were provided by others. Facilities services are frequently bundled to provide integrated service packages and may include services in addition to EMCOR's core mechanical and electrical services.

Note B | Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of EMCOR and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. All investments over which EMCOR exercises significant influence, but does not control (a 20% to 50% ownership interest), are accounted for using the equity method of accounting.

The results of operations for the year ended December 31, 2002 include, from the respective dates of acquisition, the results of a group of companies (the "Acquired Comfort Companies") acquired from Comfort Systems USA, Inc. ("Seller") on March 1, 2002 and the results of Consolidated Engineering Services, Inc. ("CES") acquired on December 19, 2002.

Principles of Preparation

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires EMCOR to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications of prior years data have been made in the accompanying consolidated financial statements where appropriate to conform to the current presentation.

Revenue Recognition

Revenues from long-term construction contracts are recognized on the percentage-of-completion method. Percentage-of-completion is measured principally by the percentage of costs incurred to date for each contract to the estimated total costs for each contract at completion. Certain of EMCOR's electrical contracting business units measure percentage-of-completion by the percentage of labor costs incurred to date for each contract to the estimated total labor costs for such contract. Revenues from services contracts are recognized as services are provided. There are two basic types of services contracts: 1) fixed price facility services contracts which are signed in advance for maintenance, repair and retrofit work over periods typically ranging from one to three years (for which there may be EMCOR employees on the customer's site full time); and 2) services contracts not signed in advance for similar maintenance, repair and retrofit work on an as needed basis. Fixed price services contracts are generally performed evenly over the contract period, and accordingly, revenue is recognized on a pro-rata basis over the life of the contract.

Revenues derived from other services contracts are recognized when the services are performed in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Expenses related to services contracts are recognized as services are provided.

Provisions for estimated losses on uncompleted long-term contracts are made in the period in which such losses are determined. In the case of customer change orders for uncompleted long-term construction contracts, estimated recoveries are included for work performed in forecasting ultimate profitability on certain contracts. Due to uncertainties inherent in the estimation process, it is reasonably possible that completion costs, including those arising from contract penalty provisions and final contract settlements, will be revised in the near term. Such revisions to costs and income are recognized in the period in which the revisions are determined.

Costs and estimated earnings on uncompleted contracts

Costs and estimated earnings in excess of billings on uncompleted contracts arise when revenues have been recorded but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract.

Also included in costs and estimated earnings on uncompleted contracts are amounts EMCOR seeks or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to scope or price, or other customer-related causes of unanticipated additional contract costs (claims and unapproved change orders). These amounts are recorded at their estimated net realizable value when realization is probable and can be reasonably estimated. No profit is recognized on the construction costs incurred in connection with these amounts. Claims and unapproved change orders made by EMCOR involve negotiation and, in certain cases, litigation. In the event litigation costs are incurred by EMCOR in connection with claims or unapproved change orders, such litigation costs are expensed as incurred, although EMCOR may seek to recover these costs. EMCOR believes that it has established legal basis for pursuing recovery of recorded unapproved change orders and claims, and it is management's intention to pursue and litigate such claims, if necessary, until a decision or settlement is reached. Unapproved change orders and claims also involve the use of estimates, and it is reasonably possible that revisions to the estimated recoverable amounts of recorded claims may be made in the near term. If EMCOR does not successfully resolve these matters, an expense may be required, in addition to amounts that have been previously provided for. Claims against EMCOR are recognized when a loss is considered probable and amounts are reasonably determinable.

Costs and estimated earnings on uncompleted contracts and related amounts billed as of December 31, 2002 and 2001 were as follows (in thousands):

	2002	2001
Costs incurred on uncompleted contracts	**$ 7,022,638**	$ 4,779,515
Estimated earnings	**604,732**	485,394
	7,627,370	5,264,909
Less: billings to date	**7,754,653**	5,362,802
	$ (127,283)	$ (97,893)

Such amounts were included in the accompanying Consolidated Balance Sheets at December 31, 2002 and 2001 under the following captions (in thousands):

	2002	2001
Costs and estimated earnings in excess of billings on uncompleted contracts	**$ 235,809**	$ 221,272
Billings in excess of costs and estimated earnings on uncompleted contracts	**(363,092)**	(319,165)
	$ (127,283)	$ (97,893)

As of December 31, 2002, costs and estimated earnings in excess of billings on uncompleted contracts included unbilled revenues for unapproved change orders of approximately $35.9 million and claims of approximately $53.3 million. In addition, accounts receivable as of December 31, 2002 include claims and contractually billed amounts related to such contracts of approximately $45.1 million. Generally, contractually billed amounts will not be paid by the customer to EMCOR until final resolution of related claims. Included in the claims amount is approximately $38.7 million related to two projects of EMCOR's Poole & Kent subsidiary which had commenced prior to EMCOR's acquisition of Poole & Kent in 1999.

Note B | Summary of Significant Accounting Policies (continued)

Classification of Contract Amounts

In accordance with industry practice, EMCOR classifies as current all assets and liabilities related to the performance of long-term contracts. The contracting cycle for certain long-term contracts may extend beyond one year and, accordingly, collection or payment of amounts related to these contracts may extend beyond one year. Accounts receivable at December 31, 2002 and 2001 included $172.1 million and $138.6 million, respectively, of retainage billed under terms of the contracts. EMCOR estimates that approximately 85% of retainage recorded at December 31, 2002 will be collected during 2003.

Cash and cash equivalents

For purposes of the consolidated financial statements, EMCOR considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. EMCOR maintains a centralized cash management program whereby its excess cash balances are invested in high-quality, short-term money market instruments which are considered cash equivalents. At times, cash balances in EMCOR's bank accounts exceed federally insured limits.

Inventories

Inventories, which consist primarily of construction materials, are stated at the lower of cost or market. Cost is determined principally using the average cost method. Inventories increased by $5.1 million to $12.3 million at December 31, 2002 compared to $7.2 million at December 31, 2001 primarily due to inventories of the companies acquired during 2002.

Investments, notes and other long-term receivables

Investments, notes and other long-term receivables at December 31, 2002 were $24.6 million compared to $16.8 million at December 31, 2001, and primarily consist of investments in joint ventures accounted for using the equity method of accounting. The increase was primarily due to a $14.0 million capital contribution to a venture with Baltimore Gas & Electric to design, construct, own, operate, lease and maintain facilities to produce chilled water for sale to customers for use in cooling, which was partially offset by decreases in other investments.

Property, plant and equipment

Property, plant and equipment is stated at cost. Depreciation, including amortization of assets under capital leases, is recorded principally using the straight-line method over estimated useful lives ranging from two to 40 years. As events and circumstances indicate, EMCOR reviews the carrying amount of property, plant and equipment for impairment. In performing the review for recoverability, long-lived assets are assessed for possible impairment by comparing their carrying values to their undiscounted net pre-tax cash flows expected to result from the use of the asset. Impaired assets are written down to their fair values, generally their discounted cash flows. Through December 31, 2002, no adjustment for the impairment of property, plant and equipment carrying value has been required.

Property, plant and equipment in the accompanying Consolidated Balance Sheets consisted of the following amounts as of December 31, 2002 and 2001 (in thousands):

	2002	2001
Machinery and equipment	$ **72,698**	$ 54,225
Furniture and fixtures	**36,527**	22,858
Land, buildings and leasehold improvements	**38,475**	28,016
	147,700	105,099
Accumulated depreciation and amortization	**(76,950)**	(62,551)
	$ **70,750**	$ 42,548

Goodwill and identifiable intangible assets

Goodwill at December 31, 2002 and 2001 was approximately $290.4 million and $56.0 million, respectively, and reflects the excess of cost over fair market value of net identifiable assets of companies acquired.

EMCOR has adopted the following accounting standards issued by the Financial Accounting Standards Board ("FASB"): Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. SFAS 142 requires goodwill to be tested for impairment under certain circumstances and written down when impaired, rather than being amortized as previous standards required. The goodwill impairment test is calculated by comparing the discounted estimated future cash flows to the carrying value of goodwill on the date of the test. Furthermore, SFAS 142 requires identifiable intangible assets, other than goodwill, to be amortized over their useful lives unless these lives are determined to be indefinite. After the initial and the annual impairment review required by SFAS 142, EMCOR determined that the adoption of SFAS 142 has not resulted in the impairment of the carrying value of its existing goodwill.

Note B Summary of Significant Accounting Policies (continued)

The following table presents EMCOR's adjusted net income attributable to common stock, basic earnings per share and diluted earnings per share assuming the add back of amortization of goodwill for the years ended December 31, 2001 and 2000 (in thousands, except per share data):

	For the year ended December 31, 2001			
	Basic		Diluted	
	Income available to common stockholders	Earnings per share	Income available to common stockholders	Earnings per share
Reported net income attributed to EMCOR common stock	$ 50,012	$ 3.86	$ 51,747	$ 3.40
Add back amortization of goodwill, net of income tax	3,083	0.24	3,083	0.20
Adjusted net income attributed to EMCOR common stock	$ 53,095	$ 4.10	$ 54,830	$ 3.60

	For the year ended December 31, 2000			
	Basic		Diluted	
	Income available to common stockholders	Earnings per share	Income available to common stockholders	Earnings per share
Reported net income attributed to EMCOR common stock	$ 40,089	$ 3.84	$ 44,057	$ 2.95
Add back amortization of goodwill, net of income tax	2,586	0.25	2,586	0.17
Adjusted net income attributed to EMCOR common stock	$ 42,675	$ 4.09	$ 46,643	$ 3.12

The changes in the carrying amount of goodwill during the year ended December 31, 2002 were as follows (in thousands):

	2002
Balance at beginning of period	$ 56,011
Goodwill for acquisition of businesses	225,783
Earn-out payments on prior year acquisitions	8,618
Balance at end of period	$ 290,412

Identifiable intangible assets comprise $8.2 million in market value of customer backlog and $6.4 million of trademarks and tradenames acquired as a result of acquisitions in 2002. The $8.2 million is being amortized on the straight-line method over periods from one to four years, depending on the values ascribed to each contract type. The $6.4 million is not being amortized as trademarks and tradenames are not amortizable in accordance with SFAS 142, but are subject to at least an annual review for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). See Note C–Acquisitions of Businesses for additional information. The following table presents the estimated future amortization expense of identifiable intangible assets as of December 31, 2002 (in thousands):

	Amortization expense
2003	$ 2,818
2004	2,132
2005	1,781
2006	714
Thereafter	–
	$ 7,445

Insurance Liabilities

EMCOR's insurance liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. At December 31, 2002 and 2001, the estimated current portion of undiscounted insurance liabilities of $9.1 million and $7.6 million, respectively, were included in "Other accrued expenses and liabilities" in the accompanying Consolidated Balance Sheets. The estimated non-current portion of the undiscounted insurance liabilities were included in "Other long-term obligations," and at December 31, 2002 and 2001 was $73.5 million and $66.0 million, respectively.

Note B | Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying values of EMCOR's financial instruments, which include accounts receivable and other financing commitments, approximate their fair values due primarily to their short-term maturities.

During the second quarter of 2001, EMCOR called for redemption of its $115.0 million 5.75% convertible subordinated notes. As a consequence, all of the convertible subordinated notes were converted into approximately 4.2 million shares of EMCOR common stock.

Foreign Operations

The financial statements and transactions of EMCOR's foreign subsidiaries are maintained in their functional currency and translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Translation adjustments have been accumulated as a separate component of Stockholders' equity as Accumulated other comprehensive loss.

Income Taxes

EMCOR accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Derivatives and Hedging Activities

Gains and losses on contracts designated as hedges of net investments in foreign subsidiaries are recognized in the Consolidated Statements of Stockholders' Equity and Comprehensive Income as a component of Accumulated other comprehensive income (loss).

As of December 31, 2002, 2001 and 2000, EMCOR did not have any derivative instruments.

Valuation of Stock Option Grants

At December 31, 2002, EMCOR has six stock-based compensation plans and programs, which are described more fully in Note I–Stock Options and Stock Plans. EMCOR applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized in the accompanying Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000 with respect to stock options granted during those years inasmuch as EMCOR grants stock options at fair market value. Had compensation cost for these options been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), EMCOR's net income, basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") would have been reduced from the following "as reported amounts" to the following "pro forma amounts" (in thousands, except per share amounts):

	2002	2001	2000
Net income			
As reported	**$ 62,902**	$ 50,012	$ 40,089
Less: Total stock-based compensation expense determined under fair value based method, (described in Note J), net of related tax effects	**2,690**	4,772	2,885
Pro forma	**$ 60,212**	$ 45,240	$ 37,204
Basic EPS			
As reported	**$ 4.23**	$ 3.86	$ 3.84
Pro forma	**$ 4.05**	$ 3.49	$ 3.56
Diluted EPS			
As reported	**$ 4.07**	$ 3.40	$ 2.95
Pro forma	**$ 3.90**	$ 3.08	$ 2.76

New Accounting Pronouncements

In July 2001, the FASB issued SFAS 141 and SFAS 142. SFAS 141 requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. SFAS 141 was effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as previous standards required.

Note B | Summary of Significant Accounting Policies (continued)

The goodwill impairment test is calculated by comparing the discounted estimated future cash flows to the carrying value of goodwill on the date of the test. Furthermore, SFAS 142 requires identifiable intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. After the initial and the annual impairment review required by SFAS 142, EMCOR determined that the adoption of SFAS 142 has not resulted in the impairment of the carrying value of its existing goodwill. The 2002 reduction in expense due to the discontinuance of goodwill amortization was $5.5 million. For the year ended December 31, 2002, $0.8 million of amortization expense was recorded related to certain identifiable intangible assets of $9.6 million for the Acquired Comfort Companies.

In May 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections" which is effective for fiscal years beginning after May 15, 2002. This statement, among other matters, provides guidance with respect to the accounting for gain or loss on capital leases that were modified to become operating leases. The statement also eliminates the requirement that gains or losses on the early extinguishment of debt be classified as extraordinary items and provides guidance when the gain or loss on the early retirement of debt should or should not be reflected as an extraordinary item.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires that costs associated with terminating employees or contracts or closing or relocating facilities are to be recognized at fair value at the time the liability is incurred. The Company does not anticipate that this statement will have an effect on its financial statements when it becomes effective for disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN 45" or the "Interpretation"). FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of the Interpretations are effective for financial statements of interim or annual periods that end after December 15, 2002. The Interpretation's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. EMCOR has guarantees that will be subject to the accounting and disclosure provisions of the Interpretation, and therefore, adoption of FIN 45 may impact disclosures in the first quarter of its next fiscal year. EMCOR is currently evaluating the recognition and measurement impacts of adoption.

In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002 and was adopted by EMCOR for all periods presented. EMCOR did not change to the fair value based method of accounting for stock-based employee compensation; therefore, adoption of SFAS 148 will impact only future disclosures, not the financial results, of EMCOR.

Note C | Acquisitions of Businesses

On March 1, 2002, EMCOR acquired the Acquired Comfort Companies. Accordingly, the Consolidated Results of Operations for EMCOR for the year ended December 31, 2002 include the results of operations for the Acquired Comfort Companies since March 1, 2002. The purchase price paid for a 100% voting interest of the Acquired Comfort Companies was $186.25 million and comprised $164.15 million in cash and $22.1 million by assumption of Seller's notes payable to former owners of certain of the Acquired Comfort Companies. Pursuant to the terms of the acquisition agreement, an additional $7.1 million of cash purchase price was paid by EMCOR to Seller subsequent to the acquisition date due to an increase in net assets of the Acquired Comfort Companies

Note C | Acquisitions of Businesses (continued)

between the closing date and an agreed upon preclosing date. The acquisition was funded with $121.25 million of EMCOR's funds and $50.0 million from borrowings under EMCOR's revolving credit facility. The Acquired Comfort Companies, which are based predominantly in the Midwest United States and New Jersey, are active in the installation and maintenance of mechanical systems and the design and installation of process and fire protection systems. Services are provided to a wide variety of industries, including the food processing, pharmaceutical and manufacturing/distribution sectors.

On December 19, 2002, EMCOR acquired CES. CES primarily provides a broad array of facility services, including comprehensive facilities management, operation and maintenance, mobile services, remote monitoring, technical consulting and diagnostic services, and installation and support for building systems. The purchase price paid for CES was $178.0 million, of which $156.0 million was paid from borrowings under EMCOR's revolving credit facility and $22.0 million was paid from EMCOR's funds. The purchase price is subject to adjustment based on the difference between the net assets of CES on the closing date and an agreed upon preclosing date.

EMCOR acquired two additional companies during 2002 for which EMCOR paid an aggregate of $3.4 million.

EMCOR believes the addition of the companies acquired in 2002, which are generally in geographic markets where EMCOR did not have significant presence, will further EMCOR's goal of market and geographic diversification, expansion of its facilities services operations and expansion of its services offerings. Additionally, the acquisitions create more opportunities for EMCOR companies to collaborate on national facilities services contracts. These factors contributed to preliminary 2002 acquisition goodwill of $225.8 million, which represents the excess of purchase price paid to the estimated fair value of the net assets at date of acquisition.

During 2002 and 2001, EMCOR paid an aggregate of $8.6 million and $6.2 million in cash, respectively, by reason of earn-out obligations with respect to prior year acquisitions.

The purchase price of certain acquisitions is subject to finalization based on certain contingencies provided for in the purchase agreements. These acquisitions were accounted for by the purchase method, and the purchase price has been allocated to the assets acquired and liabilities assumed, based upon the estimated fair values of these assets and liabilities at the dates of acquisition. Goodwill, representing the excess purchase price over the fair value of amounts assigned to the net tangible assets acquired, was $290.4 million and $56.0 million at December 31, 2002 and 2001, respectively. Goodwill amortization expense for the years ended December 31, 2001 and 2000 was $5.5 million and $4.6 million, respectively. See Note M–Segment Information, for goodwill by reportable segment.

The goodwill of $225.8 million was recorded based on preliminary purchase price allocations primarily to the United States mechanical construction and facilities services and United States other services operating segments. It is expected that approximately $151.0 million of the goodwill associated with the acquisitions will be deductible for tax purposes. In accordance with SFAS 141 and SFAS 142, goodwill will not be

The following table summarizes the preliminary purchase price allocation related to the aforementioned acquisitions at December 31, 2002 (in thousands):

	Acquired Comfort Companies	CES	Other Acquisitions	Total
Current assets, including cash acquired	$ 158,198	$ 92,430	$ 7,571	$ 258,199
Property, plant and equipment	11,384	16,094	189	27,667
Goodwill	122,348	102,083	1,352	225,783
Identifiable intangible assets	9,600	5,000	–	14,600
Other assets	1,183	12,010	–	13,193
Total assets acquired	302,713	227,617	9,112	539,442
Current liabilities	109,060	48,004	5,568	162,632
Long-term obligations	288	1,613	144	2,045
Total liabilities assumed	109,348	49,617	5,712	164,677
Net assets acquired	193,365	178,000	3,400	374,765
Notes payable assumed	22,115	–	–	22,115
Cash purchase price	$ 171,250	$ 178,000	$ 3,400	$ 352,650

amortized, while certain other intangible assets that have been preliminarily identified will be subject to amortization over their useful lives. As of December 31, 2002, $0.3 million of the Notes payable assumed has been paid by EMCOR.

Of the total purchase price paid for the acquisitions, approximately $14.6 million has been allocated to identifiable intangible assets, which includes acquired backlog and trademarks and tradenames. Based on an independent valuation of the Acquired Comfort Companies, $3.2 million was allocated to the value of the contract backlog and will be amortized on a straight-line basis over the individual related contract terms and $6.4 million was allocated to trademarks and tradenames and will not be amortized, but subject to an annual impairment test per SFAS 144. EMCOR has preliminarily estimated that $5.0 million of the purchase price for CES, which is subject to a final valuation, will be allocated to contract backlog as an identifiable intangible asset, the amounts of which are subject to amortization on a straight-line method. The amortization periods range from one to four years. See also Note B–Summary of Significant Accounting Policies for additional information.

The following tables present unaudited pro forma results of operations including all companies acquired during 2002 as if the acquisitions had occurred at the beginning of fiscal 2001. The unaudited pro forma results of operations are not necessarily indicative of the results of operations had the acquisitions actually occurred at the beginning of fiscal 2001, nor is it necessarily indicative of future operating results (in thousands, except per share data):

		Adjustments to Arrive at Pro Forma Results of Operations (Unaudited)			
For the Year Ended December 31, 2002	EMCOR as Reported	Acquired Comfort Companies(1)	CES(2)	Other Acquisitions(3)	Pro Forma
Revenues	$ 3,968,051	$ 94,084	$ 403,900	$ 15,284	$ 4,481,319
Operating income	$ 114,425	$ (40)	$ 11,401	$ 1,401	$ 127,187
Interest (expense) income, net	$ (2,099)	$ 162	$ (6,509)	$ 7	$ (8,439)
Income before income taxes	$ 112,326	$ 122	$ 4,892	$ 1,408	$ 118,748
Net income	$ 62,902	$ 68	$ 2,740	$ 788	$ 66,498
Basic earnings per share	$ 4.23	$ 0.01	$ 0.18	$ 0.05	$ 4.47
Diluted earnings per share	$ 4.07	$ 0.00	$ 0.18	$ 0.05	$ 4.30

For the Year Ended December 31, 2001	EMCOR as Reported	Acquired Comfort Companies(1)	CES(2)	Other Acquisitions(3)	Pro Forma
Revenues	$ 3,419,854	$ 659,803	$ 400,915	$ 16,809	$ 4,497,381
Operating income	$ 88,682	$ 30,118	$ 17,278	$ 473	$ 136,551
Interest (expense) income, net	$ 792	$ (1,499)	$ (9,903)	$ 19	$ (10,591)
Income before income taxes	$ 89,474	$ 28,619	$ 7,375	$ 492	$ 125,960
Net income	$ 50,012	$ 16,027	$ 4,130	$ 275	$ 70,444
Basic earnings per share	$ 3.86	$ 1.24	$ 0.32	$ 0.02	$ 5.44
Diluted earnings per share	$ 3.40	$ 1.05	$ 0.27	$ 0.02	$ 4.74

The unaudited pro forma results of operations, for segment information, is included in Note M–Segment Information.

(1) Adjustments to arrive at pro forma results of operations for the year ended December 31, 2002 represent results from January 1, 2002 through the acquisition date of March 1, 2002. The adjustments for the year ended December 31, 2001 represent results of operations from January 1, 2001 through December 31, 2001.

(2) Adjustments to arrive at pro forma results of operations for the year ended December 31, 2002 represent results from January 1, 2002 through the acquisition date of December 19, 2002. The adjustments for the year ended December 31, 2001 represent results of operations from January 1, 2001 through December 31, 2001.

(3) Adjustments to arrive at pro forma results of operations for the year ended December, 31, 2002 represent results from January 1, 2002 through the date of each acquisition. The adjustments for the year ended December 31, 2001 represent results of operations from January 1, 2001 through December 31, 2001.

Note D Earnings Per Share

The following tables summarize EMCOR's calculation of Basic and Diluted Earnings per Share ("EPS") for the years ended December 31, 2002, 2001 and 2000:

2002	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to common stockholders	$62,902,000	14,876,906	$ 4.23
Effect of Dilutive Securities:			
Options	–	580,096	
Diluted EPS	$62,902,000	15,457,002	$ 4.07

2001	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to common stockholders	$50,012,000	12,948,230	$ 3.86
Effect of Dilutive Securities:			
Convertible Subordinated Notes including assumed interest savings, net of tax	1,735,395	1,820,273	
Options	–	471,705	
Diluted EPS	$51,747,395	15,240,208	$ 3.40

2000	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to common stockholders	$40,089,000	10,440,089	$ 3.84
Effect of Dilutive Securities:			
Convertible Subordinated Notes including assumed interest savings, net of tax	3,967,500	4,206,291	
Options	–	297,306	
Diluted EPS	$44,056,500	14,943,686	$ 2.95

The number of EMCOR's options granted, which were excluded from the computation of Diluted EPS for the years ended December 31, 2002, 2001 and 2000 because they would be antidilutive, were 45,000, 210,100 and 37,000, respectively.

Note E Current Debt

2002 Credit Facility

On September 26, 2002, EMCOR entered into a new $275.0 million, five-year revolving credit agreement (the "Revolving Credit Facility"). The Revolving Credit Facility, which replaced a credit facility entered into on December 22, 1998 (the "1998 Credit Facility"), is guaranteed by certain direct and indirect subsidiaries of EMCOR, is secured by substantially all of the assets of EMCOR and most of its subsidiaries, and provides for borrowings in the form of revolving loans and for letters of credit. The Revolving Credit Facility contains various covenants requiring, among other things, maintenance of certain financial ratios and certain restrictions with respect to cumulative aggregate payments for dividends, common stock repurchases, investments, acquisitions, indebtedness and capital expenditures. A commitment fee is payable on the average daily unused amount of the Revolving Credit Facility. The fee ranges from 0.3% to 0.5% of the unused amount, based on certain financial tests. Loans under the Revolving Credit Facility bear interest at: (1) a rate which is the prime commercial lending rate announced by Harris Trust and Savings Bank from time to time (4.25% at December 31, 2002), plus 0% to 1.0%, based on certain financial tests; or (2) a LIBOR rate (1.38% at December 31, 2002) plus 1.5% to 2.5%, based on certain financial tests. The interest rates in effect at December 31, 2002 were 4.25% and 2.88%, respectively. Letter of credit fees issued under the facility range from 0.75% to 2.5% and are charged based on the type of letter of credit issued and certain financial tests. As of December 31, 2002

Note E | Current Debt (continued)

and 2001, EMCOR had approximately $39.9 million and $20.5 million of letters of credit outstanding, respectively. EMCOR had borrowings of $112.0 million outstanding under the Revolving Credit Facility at December 31, 2002. No revolving loans were outstanding under the 1998 Credit Facility at December 31, 2001.

Foreign Borrowings

In August 2001, EMCOR's Canadian subsidiary, Comstock Canada Ltd., renewed a credit agreement with a bank providing for an overdraft facility of up to Cdn. $0.5 million. The facility is secured by a standby letter of credit and provides for interest at the bank's prime rate which was 4.0% at December 31, 2002. There were no borrowings outstanding under this credit agreement at December 31, 2002 or 2001.

Note F | Long-Term Debt

Long-term debt in the accompanying Consolidated Balance Sheets consisted of the following amounts as of December 31, 2002 and 2001 (in thousands):

	2002	2001
Notes Payable at 10.0% due 2003	$ 21,815	$ –
Note Payable at 3.0%, due 2002	–	573
Capitalized Lease Obligations at weighted average interest rates from 3.0% to 12.5%, payable in varying amounts through 2006	351	249
Other, at weighted average interest rates of approximately 10.0%, payable in varying amounts through 2012	1,015	973
	23,181	1,795
Less: current maturities	22,276	947
	$ 905	$ 848

Notes and Note Payable

The Notes Payable of $21.8 million are notes made by Seller to former owners of certain Acquired Comfort Companies, the notes of which were assumed by EMCOR in connection with the acquisition. The Notes Payable accrue interest at 10.0% per annum and are due in full in April 2003. A $0.6 million Note Payable outstanding at December 31, 2001 was paid in January 2002.

Capitalized Lease Obligations

See Note K–Commitments and Contingencies.

Other Long-Term Debt

Other long-term debt consists primarily of loans for real estate, office equipment, automobiles and building improvements. The aggregate amount of other long-term debt maturing during the next five years is approximately $0.3 million in 2003, $0.1 million in each of 2004, 2005, 2006 and 2007, and $0.3 million thereafter.

Convertible Subordinated Notes

In March 1998, EMCOR sold, pursuant to an under written public offering, $115.0 million principal amount of 5.75% Convertible Subordinated Notes. During the second quarter of 2001, EMCOR called for redemption of its $115.0 million 5.75% Convertible Subordinated Notes and, as a consequence, the Convertible Subordinated Notes were converted into approximately 4.2 million shares of EMCOR common stock.

Note G | Income Taxes

EMCOR files a consolidated federal income tax return including all its U.S. subsidiaries. At December 31, 2002, EMCOR had net operating loss carryforwards ("NOLs") for U.S. income tax purposes of approximately $2.9 million, which expire in the year 2019. The NOLs are subject to review by the Internal Revenue Service.

EMCOR adopted Fresh-Start Accounting in connection with EMCOR's bankruptcy reorganization in December 1994. As a result, the tax benefit of any net operating loss carryforwards or net deductible temporary differences which existed as of December 15, 1994 resulted in a charge to the tax provision (provision in lieu of income taxes) and a credit to capital surplus. These NOLs were substantially utilized as of December 31, 2001. Amounts credited to capital surplus were $21.4 million and $24.4 million for the years ended December 31, 2001 and 2000, respectively.

Note 6 Income Taxes (continued)

The income tax provision in the accompanying Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000 consisted of the following (in thousands):

	2002	2001	2000
Current			
Federal	$ 33,762	$ 5,274	$ 1,364
State and local	7,686	7,049	3,394
Foreign	544	1,989	1,180
	41,992	14,312	5,938
Deferred	7,432	3,725	1,138
Provision in lieu of income taxes	–	21,425	24,422
	$ 49,424	$ 39,462	$ 31,498

Factors accounting for the variation from U.S. statutory income tax rates relating to continuing operations for the years ended December 31, 2002, 2001 and 2000 were as follows (in thousands):

	2002	2001	2000
Federal income taxes at the statutory rate	$ 39,314	$ 31,316	$ 25,055
State and local income taxes, net of federal tax benefits	7,742	5,376	3,894
Foreign income taxes	85	68	890
Other non-deductible expenses, including goodwill	1,201	2,088	1,771
Other	1,082	614	(112)
	$ 49,424	$ 39,462	$ 31,498

The components of the net deferred income tax asset are included in "Prepaid expenses and other" and "Other assets" at December 31, 2002 and 2001 in the accompanying Consolidated Balance Sheets. The amounts recorded for the years ended December 31, 2002, and 2001 were as follows (in thousands):

	2002	2001
Deferred income tax assets		
Net operating loss carryforwards	$ 1,014	$ 1,166
Excess of amounts expensed for financial statement purposes over amounts deducted for income tax purposes	52,570	61,931
Total deferred income tax assets	53,584	63,097
Valuation allowance for deferred tax assets	(2,124)	(3,624)
Net deferred income tax assets	51,460	59,473
Deferred income tax liabilities		
Costs capitalized for financial statement purposes and deducted for income tax purposes	(24,011)	(33,971)
Total deferred income tax liabilities	(24,011)	(33,971)
Net deferred income tax asset	$ 27,449	$ 25,502

Note G | Income Taxes (continued)

Income before income taxes for the years ended December 31, 2002, 2001, and 2000 consisted of the following (in thousands):

	2002	2001	2000
United States	$ 108,733	$ 79,699	$ 59,105
Foreign	3,593	9,775	12,482
	$ 112,326	$ 89,474	$ 71,587

Note H | Common Stock

As of December 31, 2002 and 2001, 14,918,877 and 14,813,714 shares of EMCOR common stock were outstanding, respectively. Pursuant to a program authorized by the Board of Directors, EMCOR purchased 1,131,985 shares of its common stock prior to January 1, 2000. The aggregate amount of $16.8 million paid for those shares has been classified as "Treasury stock, at cost" in the Consolidated Balance Sheet at December 31, 2002. EMCOR management is authorized to expend up to an additional $3.2 million to purchase EMCOR's common stock under this program.

Note I | Stock Options and Stock Plans

EMCOR has stock option plans and programs under which employees receive stock options and a stock bonus plan for executives pursuant to which they receive restricted stock units. EMCOR also has stock option plans and restricted stock plans under which non-employee directors may receive stock options or shares of common stock. A summary of the general terms of the grants under stock option plans and programs and stock plans, were as follows:

	Authorized Shares	Vesting	Expiration	Exercise Price/ Valuation Date
1994 Management Stock Option Plan (the "1994 Plan")	1,000,000	Generally, 33⅓% on each anniversary of grant date	Ten years from grant date	Fair market value of common stock on grant date
1995 Non-Employee Directors' Non-Qualified Stock Option Plan (the "1995 Plan")	200,000	100% on grant date	Ten years from grant date	Fair market value of common stock on grant date
1997 Non-Employee Directors' Non-Qualified Stock Option Plan (the "1997 Directors' Stock Option Plan")	300,000	(1)	Five years from grant date	Fair market value of common stock on grant date (3)
1997 Stock Plan for Directors (the "1997 Directors' Stock Option Plan")	150,000	(2)	Five years from grant date	Fair market value of common stock on grant date (3)
Executive Stock Bonus Plan ("ESBP")	220,000	100% on grant date	Ten years from grant date	Fair market value of common stock on grant date
Other Stock Option Grants	Not applicable	Generally, either 100% on first anniversary of grant date or 33⅓% on grant or on or about each anniversary of grant date	Ten years from grant date	Fair market value of common stock on grant date

(1) Until July 2000, non-employee directors could elect to receive one-third, two-thirds or all of their retainer for a calendar year in the form of stock options. Since then such directors have received and will receive all of their retainer in the form of stock options. All options under this plan become exercisable quarterly over the calendar year. In addition, each director will receive additional stock options equal to the product of 0.5 times the amount of stock options otherwise issued.

(2) Until July 2000, each non-employee director could elect to receive one-third, two-thirds or all of his retainer for a calendar year in the form of restricted stock units equal in value to the retainer. In addition, the individual would have been entitled to receive additional restricted stock units equal to 0.2 times the amount of restricted stock units otherwise issued as a result of his election. Following termination of Board service, the director, would receive shares of common stock equal to the number of restricted stock units.

(3) Generally, the grant date is the first business day of a calendar year.

Note I Stock Options and Stock Plans (continued)

The following table summarizes EMCOR's stock option and stock bonus plan activity since December 31, 1999:

	1994 Plan		1995 Plan		1997 Directors' Stock Option Plan	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Balance, December 31, 1999	704,768	$ 10.47	93,000	$ 15.74	76,753	$ 17.94
Granted	–	–	18,000	$ 27.13	45,612	$ 17.56
Forfeited	–	–	–	–	–	–
Exercised	(23,001)	$ 7.54	(10,500)	$ 6.34	(6,828)	$ 16.19
Balance, December 31, 2000	681,767	$ 10.57	100,500	$ 18.76	115,537	$ 17.89
Granted	–	–	18,000	$ 42.30	31,950	$ 25.44
Forfeited	–	–	–	–	–	–
Exercised	(97,366)	$ 14.56	(15,000)	$ 15.09	(7,602)	$ 17.56
Balance, December 31, 2001	584,401	$ 9.90	103,500	$ 23.39	139,885	$ 19.64
Granted	**–**	**–**	**18,000**	**$ 54.87**	**16,933**	**$ 46.81**
Forfeited	**(3,000)**	**$ 19.75**	**–**	**–**	**–**	**–**
Exercised	**(57,200)**	**$ 14.46**	**(10,500)**	**$ 6.34**	**(24,296)**	**$ 20.00**
Balance, December 31, 2002	**524,201**	**$ 9.35**	**111,000**	**$ 30.10**	**132,522**	**$ 23.04**

	1997 Directors' Stock Plan		ESBP		Other Stock Option Grants	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Balance, December 31, 1999	930	$ 19.87	–	–	315,000	$ 18.49
Granted	–	–	–	–	94,000	$ 18.44
Forfeited	–	–	–	–	–	–
Exercised	(600)	$ 20.00	–	–	(2,000)	$ 16.50
Balance, December 31, 2000	330	$ 19.63	–	–	407,000	$ 18.49
Granted	–	–	56,707	$ 21.62	262,100	$ 37.36
Forfeited	–	–	–	–	–	–
Exercised	–	–	–	–	(16,666)	$ 17.28
Balance, December 31, 2001	330	$ 19.63	56,707	$ 21.62	652,434	$ 26.10
Granted	**–**	**–**	**36,569**	**$ 46.35**	**157,700**	**$ 47.00**
Forfeited	**–**	**–**	**–**	**–**	**(2,000)**	**$ 16.50**
Exercised	**–**	**–**	**–**	**–**	**(13,167)**	**$ 19.52**
Balance, December 31, 2002	**330**	**$ 19.63**	**93,276**	**$ 31.32**	**794,967**	**$ 30.38**

Note I Stock Options and Stock Plans (continued)

At December 31, 2002, 2001 and 2000, approximately 1,635,000, 1,271,000 and 1,005,000 options were exercisable, respectively. The weighted average exercise price of exercisable options at December 31, 2002, 2001 and 2000 was approximately $23.00, $18.18 and $12.77, respectively.

The following table summarizes information about EMCOR's stock options at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 4.75 - $ 5.13	369,200	2.26 Years	$ 4.92	369,200	$ 4.92
$ 14.31 - $ 20.00	635,469	4.81 Years	$ 18.61	635,469	$ 18.61
$ 20.38 - $ 22.13	93,375	6.19 Years	$ 21.70	87,043	$ 21.68
$ 25.44 - $ 27.13	119,950	6.61 Years	$ 25.69	119,950	$ 25.69
$ 41.70 - $ 46.35	406,869	8.77 Years	$ 43.99	392,869	$ 44.07
$ 51.75 - $ 55.49	31,433	9.30 Years	$ 54.72	30,716	$ 54.79

The weighted average fair value of options granted during 2002, 2001 and 2000 were $47.50, $30.02 and $19.18, respectively.

The pro forma effect on EMCOR's net income, Basic EPS and Diluted EPS, had compensation costs been determined consistent with the recognition of compensation costs provisions of SFAS 123, is presented in Note B–Summary of Significant Accounting Policies. The associated pro forma compensation costs related to the provisions of SFAS 123, net of tax effects, were $2.7 million, $4.8 million and $2.9 million for the years ending December 31, 2002, 2001 and 2000, respectively. The pro forma effect was calculated using an estimated fair value of each option grant on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000: risk-free interest rates of 2.6% to 6.6% (representing the risk-free interest rate at the date of the grant); expected dividend yields of zero percent; expected terms of 3.3 to 4.5 years; and expected volatility of 67.2%, 83.5%, 71.2% and 73.6% for options granted during 2002, 2001, 2000 and 1999, respectively.

Note J Retirement Plans

EMCOR's United Kingdom subsidiary has a defined benefit pension plan covering all eligible employees. The benefits under the plan are based on wages and years of service with the subsidiary. EMCOR's policy is to fund the minimum amount required by law.

The change in benefit obligations and plan assets for the years ended December 31, 2002 and 2001 consisted of the following components (in thousands):

	2002	2001
Change in pension benefit obligation		
Benefit obligation at beginning of year	**$ 110,598**	$ 101,488
Service cost	**7,240**	5,693
Interest cost	**7,532**	6,083
Plan participants' contributions	**3,219**	2,943
Actuarial (loss) gain	**(1,186)**	89
Benefits paid	**(2,897)**	(3,176)
Foreign currency exchange rate changes	**11,675**	(2,522)
Benefit obligation at end of year	**$ 136,181**	$ 110,598
Change in pension plan assets		
Fair value of plan assets at beginning of year	**$ 89,053**	$ 95,882
Actual return on plan assets	**(13,894)**	(10,322)
Employer contributions	**6,709**	6,108
Plan participants' contributions	**3,219**	2,943
Benefits paid	**(2,897)**	(3,176)
Foreign currency exchange rate changes	**9,402**	(2,382)
Fair values of plan assets at end of year	**$ 91,592**	$ 89,053
Funded status	**$ (44,589)**	$ (21,545)
Unrecognized transition amount	**(140)**	(199)
Unrecognized prior service cost	**290**	331
Unrecognized losses	**42,791**	21,441
Net amount recognized	**$ (1,648)**	$ 28
Amounts recognized in the Consolidated Financial Statements		
Prepaid benefit cost	**$ –**	$ 28
Accrued benefit liability	**(7,243)**	–
Intangible asset	**290**	–
Accumulated other comprehensive income	**5,305**	–
Net amount recognized	**$ (1,648)**	$ 28

The assumptions used as of December 31, 2002, 2001 and 2000 in determining pension cost and liability shown above were as follows:

	2002	2001	2000
Discount rate	**6.0%**	6.0%	6.0%
Annual rate of salary provision	**4.0%**	4.0%	4.0%
Annual rate of return on plan assets	**7.0%**	7.0%	7.0%

For measurement purposes, a 2.5% annual rate of increase in the per capita cost of covered pension benefits was assumed for 2002 and 2001.

The components of net periodic pension benefit cost for the years ended December 31, 2002, 2001 and 2000 were as follows (in thousands):

	2002	2001	2000
Service cost	**$ 7,240**	$ 5,693	$ 6,028
Interest cost	**7,532**	6,083	5,553
Expected return on plan assets	**(7,225)**	(6,781)	1,359
Net amortization of prior service cost and actuarial loss/(gain)	**76**	69	(8,549)
Amortization of unrecognized loss	**765**	–	–
Net periodic pension benefit cost	**$ 8,388**	$ 5,064	$ 4,391

The accumulated benefit obligation for the defined benefit pension plan for the years ended December 31, 2002 and 2001 was $98.8 million and $88.6 million, respectively.

EMCOR contributes to various union pension funds based upon wages paid to its union employees. Such contributions approximated $101.2 million, $92.0 million and $88.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Note J | Retirement Plans (continued)

EMCOR has a defined contribution retirement plan that covers U.S. eligible non-union employees. Contributions to this plan are based on a percentage of the employee's base compensation. The expense recognized for the years ended December 31, 2002, 2001 and 2000 for the defined contribution plan was $3.5 million, $3.2 million and $2.9 million, respectively.

EMCOR's United Kingdom subsidiary has a defined contribution retirement plan that began in 2002. The expense recognized for the year ended December 31, 2002 was $0.3 million.

EMCOR's Canadian subsidiary has a defined contribution retirement plan. The expense recognized was approximately $0.3 million in each of the years ended December 31, 2002 and 2001.

Note K | Commitments and Contingencies

EMCOR and its subsidiaries lease land, buildings and equipment under various leases. The leases frequently include renewal options and require EMCOR to pay for utilities, taxes, insurance and maintenance expenses.

Future minimum payments, by year and in the aggregate, under capital leases, non-cancelable operating leases and related subleases with initial or remaining terms of one or more years at December 31, 2002 were as follows (in thousands):

	Capital Lease	Operating Lease	Sublease Income
2003	$ 200	$ 38,624	$ 852
2004	107	31,524	650
2005	45	23,577	538
2006	16	15,690	393
2007	–	10,206	393
Thereafter	–	22,320	2,679
Total minimum lease payment	368	$ 141,941	$ 5,505
Amounts representing interest	(17)		
Present value of net minimum lease payments	$ 351		

Rent expense for operating leases and other rental items for years ended December 31, 2002, 2001 and 2000 was $36.5 million, $28.5 million and $25.4 million, respectively. Rent expense for the years ended December 31, 2002, 2001 and 2000 included sublease rental income of $0.8 million, $0.7 million and $0.6 million, respectively.

EMCOR has employment agreements with its executive officers and its key management personnel. The employment agreements with executive officers may be terminated by the executive or EMCOR, but if terminated by EMCOR, the agreements provide for severance benefits. Certain of the agreements provide the executive officers with certain additional rights if a change of control, as defined, of EMCOR occurs.

EMCOR is contingently liable to sureties with respect to performance and payment bonds issued by sureties, usually at the request of customers in connection with construction projects which secure EMCOR payment and performance obligations under contracts for such projects. In addition, at the request of unions representing EMCOR employees, bonds are provided to secure such obligations for wages and benefits payable to or for such employees. As of December 31, 2002 sureties had issued bonds for the account of EMCOR in the aggregate amount of approximately $1.3 billion. To the extent such bonds were for the benefit of customers (as opposed to unions), they related to over 675 construction projects. The bonds are issued by EMCOR's sureties in return for a premium, which varies depending on the size of the bonds. The individual amounts for bonded projects range up to $170.0 million. EMCOR has agreed to indemnify the sureties for any payments made by them in respect of bonds.

EMCOR is subject to regulation with respect to the handling of certain materials used in construction which are classified as hazardous or toxic by Federal, State and local agencies. EMCOR's practice is to avoid participation in projects principally involving the remediation or removal of such materials. However, when remediation is a required part of its contract performance, EMCOR believes it complies with all applicable regulations governing the discharge of material into the environment or otherwise relating to the protection of the environment.

Note K Commitments and Contingencies (continued)

A subsidiary of EMCOR has guaranteed indebtedness of a venture in which it has a 40% interest; the other venture partner, Baltimore Gas and Electric, has a 60% interest. The venture designs, constructs, owns, operates, leases and maintains facilities to produce chilled water for sale to customers for use in cooling. These guarantees are not expected to have a material adverse effect on EMCOR's financial position or results of operations. Each of the venturers is jointly and severally liable, in the event of default, for the venture's $25.0 million borrowing due December 2031. During September 2002, each venture partner contributed equity to the venture, of which EMCOR's contribution was $14.0 million.

Note L Additional Cash Flow Information

The following presents information about cash paid for interest and income taxes for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Cash paid during the year for			
Interest	**$ 7,042**	$ 4,195	$ 8,290
Income taxes	**$ 45,785**	$ 7,846	$ 4,039
Non-cash financing activities			
Debt assumed in acquisition	**$ 22,115**	$ –	$ –
5.75% Convertible Subordinated Notes due 2005, converted into common stock	**$ –**	$ 115,000	$ –

Note M Segment Information

EMCOR has the following reportable segments: United States electrical construction and facilities services, United States mechanical construction and facilities services, United States other services, Canada construction and facilities services, United Kingdom construction and facilities services and Other international construction and facilities services. The segment United States other services principally consists of those operations which primarily provide consulting and maintenance services, and Other international construction and facilities services represents EMCOR's operations outside of the United States, Canada, and the United Kingdom (primarily in South Africa, the Middle East and Western Europe) performing electrical construction, mechanical construction and facilities services. The following tables present information about industry segments and geographic areas for the years ended December 31, 2002, 2001 and 2000.

Note M Segment Information (continued)

The tables also present unaudited pro forma revenues and operating income as if the acquisitions had occurred at the beginning of fiscal 2001. The unaudited pro forma revenues and operating income are not necessarily indicative of future operating results (in millions):

	As Reported			Pro Forma (Unaudited)	
	2002	2001	2000	2002	2001
Revenues from unrelated entities					
United States electrical construction and facilities services	**$ 1,152.4**	$ 1,334.7	$ 1,350.7	$ 1,154.8	$ 1,347.5
United States mechanical construction and facilities services	**1,728.7**	1,202.1	1,262.1	1,861.8	1,894.2
United States other services	**236.7**	209.7	163.9	614.5	582.3
Total United States operations	**3,117.8**	2,746.5	2,776.7	3,631.1	3,824.0
Canada construction and facilities services	**316.3**	198.2	237.0	316.3	198.2
United Kingdom construction and facilities services	**533.9**	463.6	446.2	533.9	463.6
Other international construction and facilities services	**-**	11.6	0.3	-	11.6
Total worldwide operations	**$ 3,968.0**	$ 3,419.9	$ 3,460.2	$ 4,481.3	$ 4,497.4
Total revenues					
United States electrical construction and facilities services	**$ 1,191.3**	$ 1,371.2	$ 1,374.0	$ 1,193.6	$ 1,384.0
United States mechanical construction and facilities services	**1,732.6**	1,234.9	1,283.7	1,865.8	1,927.1
United States other services	**238.7**	215.5	166.8	616.5	588.0
Less intersegment revenues	**(44.8)**	(75.1)	(47.8)	(44.8)	(75.1)
Total United States operations	**3,117.8**	2,746.5	2,776.7	3,631.1	3,824.0
Canada construction and facilities services	**316.3**	198.2	237.0	316.3	198.2
United Kingdom construction and facilities services	**533.9**	463.6	446.2	533.9	463.6
Other international construction and facilities services	**-**	11.6	0.3	-	11.6
Total worldwide operations	**$ 3,968.0**	$ 3,419.9	$ 3,460.2	$ 4,481.3	$ 4,497.4
Operating income (loss)					
United States electrical construction and facilities services	**$ 78.9**	$ 75.3	$ 58.6	$ 79.2	$ 77.0
United States mechanical construction and facilities services	**60.3**	41.4	35.9	62.9	70.8
United States other services	**3.3**	(7.2)	(5.5)	13.2	9.6
Total United States operations	**142.5**	109.5	89.0	155.3	157.4
Canada construction and facilities services	**3.3**	2.3	5.2	3.3	2.3
United Kingdom construction and facilities services	**0.0**	7.2	6.0	0.0	7.2
Other international construction and facilities services	**(0.1)**	(1.2)	0.5	(0.1)	(1.2)
Corporate administration	**(31.3)**	(29.1)	(21.8)	(31.3)	(29.1)
Total worldwide operations	**114.4**	88.7	78.9	127.2	136.6
Other corporate items:					
Interest expense	**(4.1)**	(4.8)	(9.7)	(10.7)	(16.4)
Interest income	**2.0**	5.6	2.4	2.2	5.8
Income before taxes	**$ 112.3**	$ 89.5	$ 71.6	$ 118.7	$ 126.0

Note M | Segment Information (continued)

(In thousands)	2002	2001	2000
Capital expenditures			
United States electrical construction and facilities services	$ 3.0	$ 3.7	$ 3.5
United States mechanical construction and facilities services	5.1	5.1	6.1
United States other services	1.2	2.0	1.8
Total United States operations	9.3	10.8	11.4
Canada construction and facilities services	0.3	1.0	1.5
United Kingdom construction and facilities services	4.2	5.1	3.5
Other international construction and facilities services	–	–	–
Corporate administration	1.8	1.0	0.3
Total worldwide operations	$ 15.6	$ 17.9	$ 16.7
Depreciation and amortization			
United States electrical construction and facilities services	$ 3.5	$ 3.5	$ 3.1
United States mechanical construction and facilities services	7.1	3.9	3.7
United States other services	1.7	1.1	0.9
Total United States operations	12.3	8.5	7.7
Canada construction and facilities services	0.6	0.8	0.8
United Kingdom construction and facilities services	2.4	2.8	2.9
Other international construction and facilities services	–	–	–
Corporate administration	0.1	0.6	0.1
Total worldwide operations	$ 15.4	$ 12.7	$ 11.5

(In thousands)	2002	2001
Costs and estimated earnings in excess of billings on uncompleted contracts		
United States electrical construction and facilities services	$ 31.9	$ 70.8
United States mechanical construction and facilities services	158.0	122.1
United States other services	10.1	1.2
Total United States operations	200.0	194.1
Canada construction and facilities services	15.9	13.4
United Kingdom construction and facilities services	19.9	13.8
Other international construction and facilities services	–	–
Total worldwide operations	$ 235.8	$ 221.3
Billings in excess of costs and estimated earnings on uncompleted contracts		
United States electrical construction and facilities services	$ 156.9	$ 176.4
United States mechanical construction and facilities services	131.7	99.3
United States other services	10.1	1.9
Total United States operations	298.7	277.6
Canada construction and facilities services	10.8	7.2
United Kingdom construction and facilities services	53.6	34.2
Other international construction and facilities services	–	0.1
Total worldwide operations	$ 363.1	$ 319.1

Note M Segment Information (continued)

(In thousands)	2002	2001
Long-lived assets		
United States electrical construction and facilities services	$ 12.5	$ 12.6
United States mechanical construction and facilities services	204.0	45.9
United States other services	139.4	22.1
Total United States operations	355.9	80.6
Canada construction and facilities services	3.3	3.7
United Kingdom construction and facilities services	13.7	10.7
Other international construction and facilities services	–	–
Corporate administration	2.1	3.6
Total worldwide operations	$ 375.0	$ 98.6
Goodwill		
United States electrical construction and facilities services	$ 3.8	$ 3.5
United States mechanical construction and facilities services	170.8	31.8
United States other services	115.8	20.7
Total United States operations	290.4	56.0
Canada construction and facilities services	–	–
United Kingdom construction and facilities services	–	–
Other international construction and facilities services	–	–
Corporate administration	–	–
Total worldwide operations	$ 290.4	$ 56.0
Total assets		
United States electrical construction and facilities services	$ 308.8	$ 417.7
United States mechanical construction and facilities services	815.5	457.6
United States other services	287.2	61.0
Total United States operations	1,411.5	936.3
Canada construction and facilities services	77.7	62.2
United Kingdom construction and facilities services	191.6	153.0
Other international construction and facilities services	5.1	11.5
Corporate administration	72.6	186.7
Total worldwide operations	$ 1,758.5	$ 1,349.7

Note N Selected Unaudited Quarterly Information

(In thousands, except per share data)	March 31	June 30	Sept. 30	Dec. 31
2002 Quarterly Results				
Revenues	$ 810,299	$ 986,399	$ 1,052,285	$ 1,119,068
Gross profit	$ 89,386	$ 120,216	$ 129,233	$ 143,799
Net income	$ 7,251	$ 14,828	$ 19,479	$ 21,344
Basic EPS	$ 0.49	$ 1.00	$ 1.31	$ 1.43
Diluted EPS	$ 0.47	$ 0.96	$ 1.26	$ 1.38
2001 Quarterly Results				
Revenues	$ 837,555	$ 869,506	$ 848,629	$ 864,164
Gross profit	$ 80,519	$ 92,744	$ 100,867	$ 117,693
Net income	$ 5,657	$ 11,622	$ 15,291	$ 17,442
Basic EPS	$ 0.54	$ 1.00	$ 1.03	$ 1.18
Diluted EPS	$ 0.44	$ 0.81	$ 1.00	$ 1.14

Note O | Legal Proceedings

In February 1995, as part of an investigation by the New York County District Attorney's office into the business affairs of a general contractor that did business with EMCOR's subsidiary, Forest Electric Corp. ("Forest"), a search warrant was executed at Forest's executive offices. On July 12, 2000, Forest was served with a Subpoena Duces Tecum to produce certain documents as part of a broader investigation by the New York County District Attorney's office into illegal business practices in the New York City construction industry. Forest has been informed by the New York County District Attorney's office that it and certain of its officers are targets of the investigation. Forest has produced documents in response to the subpoena and intends to cooperate fully with the District Attorney's office investigation as it proceeds.

In December 2001, the Company's Canadian subsidiary Comstock Canada Limited ("Comstock") commenced an action against Atomic Energy of Canada Limited ("AECL") claiming approximately Cdn. $6.0 million in connection with Comstock's work on two medical isotope nuclear reactors and associated works at AECL's facility at Chalk River, Ontario. Comstock's claim is for holdback, unpaid change requests, loss of productivity and extended duration costs. AECL has filed an amended defense denying Comstock's claim and counterclaimed against Comstock for Cdn. $47.0 million claiming fraud and substantial deficiencies in Comstock's performance of work which are alleged to have resulted in the need to replace much of Comstock's work and installed materials and the need to redesign and reinstall various components of the reactor systems. These deficiencies are alleged to have caused a significant delay in AECL's ability to obtain the necessary certifications for operation of the systems. There has been no document exchange or discoveries in this litigation. The Company believes it has good and meritorious defenses to the AECL counterclaim.

In August 2002, the Company's subsidiary Heritage Air Systems, Inc., ("Heritage") was added as one of twenty-one defendants named in a civil action pending in the United States District Court for the Eastern District of New York by a competitor under the Sherman Act, 15 U.S.C. Section 1 & 2, the Clayton Act, 15 U.S.C. Section 15 & 26, The Labor Management Relations Act, 29 U.S.C. Section 187 (a), and New York state law. Plaintiff, Cool Wind Ventilation Corp., alleges a conspiracy in restraint of trade and a monopoly in the sheet metal duct industry in New York City and Long Island. Specifically, the plaintiff alleges that the defendant Sheet Metal Workers International Association Local No. 28 ("Local 28"), certain other trade unions, contractors, including Heritage, building owners and building managers violated federal antitrust and federal labor laws by entering into agreements whereby Local 28 would engage in, and to threaten to engage in, localized and widespread picketing and work stoppages at job sites where plaintiff or other non-Local 28 contractors were working in order to compel mechanical contractors to stop or change the way they did business with plaintiff and other non-Local 28 contractors. As a result of the alleged conspiracy, plaintiff alleges that it and others were prevented from competing in the most lucrative area of the sheet metal ductwork industry. Plaintiff claims judgment for treble the damages it believes it sustained and which it estimates to be no less than $50.0 million. Heritage answered the amended complaint, denying all claims of wrongdoing. Discovery continued in the matter until December 2002 when the action was stayed voluntarily to permit settlement discussions. In January 2003, the District Court entered an order dismissing the amended complaint, without prejudice, after it was advised an agreement in principle settling the matter had been reached by the parties. That agreement in principle does not require Heritage to pay any damages or desist from engaging in any of the conduct alleged in the amended complaint.

EMCOR is involved in other proceedings in which damages and claims have been asserted against it. EMCOR believes it has a number of valid defenses to such proceedings and claims and intends to vigorously defend itself and does not believe that a significant liability will result.

Inasmuch as the proceedings and claims in which EMCOR is involved range from a few thousand dollars to $50.0 million, the outcome of which cannot be predicted, adverse results could have a material adverse effect on EMCOR's financial position and/or results of operations.

Reports of Independent Auditors

To the Board of Directors and Stockholders of EMCOR Group, Inc.:

We have audited the accompanying consolidated balance sheet of EMCOR Group, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of EMCOR Group, Inc. and subsidiaries as of December 31, 2001, and for each of the two years in the period then ended were audited by other auditors who have ceased operations and whose report dated February 20, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMCOR Group, Inc. and subsidiaries at December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note B to the financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which changed the method of accounting for goodwill and other intangible assets.

Ernst & Young LLP

Stamford, Connecticut
February 21, 2003

To the Board of Directors and Stockholders of EMCOR Group, Inc.:

We have audited the accompanying consolidated balance sheets of EMCOR Group, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Stamford, Connecticut
February 20, 2002

Note: This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with EMCOR's consolidated financial statements for the fiscal year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with EMCOR's consolidated financial statements for the fiscal year ended December 31, 2002.

Market for the Registrant's Common Equity and Related Stockholder Matters

Market Information

EMCOR's common stock trades on the New York Stock Exchange under the symbol "EME."

The following table sets forth high and low sales prices for the common stock for the periods indicated as reported by the New York Stock Exchange:

2002	High	Low
First Quarter	$ 59.71	$ 43.87
Second Quarter	$ 64.35	$ 51.91
Third Quarter	$ 60.80	$ 45.20
Fourth Quarter	$ 58.15	$ 44.71

2001	High	Low
First Quarter	$ 31.42	$ 23.75
Second Quarter	$ 45.98	$ 29.87
Third Quarter	$ 45.20	$ 30.60
Fourth Quarter	$ 49.14	$ 31.74

Holders

As of February 19, 2003, there were 130 shareholders of record and, as of that date, EMCOR estimates there were approximately 3,800 beneficial owners holding stock in nominee or "street" name.

Dividends

EMCOR did not pay dividends on its common stock during 2002 or 2001, and it does not anticipate that it will pay dividends on its common stock in the foreseeable future. EMCOR's working capital credit facility limits the payment of dividends on its common stock.

Corporate Information

Board of Directors

Frank T. MacInnis
Chairman of the Board and Chief Executive Officer of EMCOR Group, Inc.

Stephen W. Bershad
Chairman of the Board and Chief Executive Officer of Axsys Technologies, Inc., a manufacturer of electronic components and controls

David A. B. Brown
President of The Windsor Group, a management consulting firm

Larry J. Bump
Private Investor and Chairman of the Board of Willbros Group, Inc., an international engineering and construction company

Albert Fried, Jr.
Managing Member of Albert Fried & Company, LLC, a broker/dealer and member of the New York Stock Exchange

Richard F. Hamm, Jr.
Deputy General Counsel and a Vice President of Medtronic, Inc., a medical technology company

Michael T. Yonker
Former President and Chief Executive Officer of Portec, Inc., a diversified industrial products company

Corporate Officers

Frank T. MacInnis
Chairman of the Board and Chief Executive Officer

Jeffrey M. Levy
President and Chief Operating Officer

Sheldon I. Cammaker, Esq.
Executive Vice President, General Counsel and Secretary

Leicle E. Chesser
Executive Vice President and Chief Financial Officer

Sidney R. Bernstein, Esq.
Vice President, Taxation

Trevor M. Foster
Vice President, Corporate Development

R. Kevin Matz
Vice President and Treasurer

Christine Names
Vice President, Human Resources

Mark A. Pompa
Vice President and Controller

Rex C.Thrasher
Vice President, Risk Management

Other Information

Corporate Headquarters
EMCOR Group, Inc.
301 Merritt Seven, 6th Floor, Norwalk, Connecticut 06851
203.849.7800 www.emcorgroup.com

Common Stock Transfer Agent and Registrar
Bank of New York
101 Barclay Street, New York, New York 10286
800.524.4458

SellCo Corporation
12% Subordinated Contingent Payment Notes, Trustee
State Street Bank and Trust Co.
225 Asylum Street, Hartford, Connecticut 06103
Attention: Corporate Trust Administration
860.244.1846

Independent Auditors
Ernst & Young LLP
1111 Summer Street, Stamford, Connecticut 06905

New York Stock Exchange Information
The Common Stock of EMCOR Group, Inc. is traded on the New York Stock Exchange under the symbol "EME"

Additional copies of the Company's Annual Report or Form 10-K as filed are available without charge upon written request to: Investor Relations, EMCOR Group, Inc., 301 Merritt Seven, 6th Floor, Norwalk, Connecticut 06851

We Work in a Diversity of Locations





Geographically speaking, EMCOR's "growth through diversity" business model focuses on strategic locations that complement our current operations and increase customer outsourcing opportunities.

United States

East

Aircond Corporation
Columbia, SC
Smyrna, GA

BALCO/J.C. Higgins
Boston, MA

Betlem Service Corporation
Rochester, NY

Building Technology Engineers, Inc. (BTE)
Boston, MA
Cherry Hill, NJ
Gaithersburg, MD
Orlando, FL

Combustioneer Corporation
Rockville, MD

Commonwealth Air Conditioning & Heating, Inc.
South Boston, MA

Consolidated Engineering Services, Inc.
Arlington, VA

Duffy Mechanical Corporation
Upper Marlboro, MD

Dynalectric Companies
Dulles, VA
Miami Lakes, FL
Newport News, VA
Norcross, GA

EMCOR Energy & Technologies, Inc.
New York, NY
Norwalk, CT

EMCOR Facilities Services, Inc.
Arlington, VA

F & G Mechanical Corp.
Secaucus, NJ

Forest Electric Corp.
Edison, NJ
New York, NY

Gotham Air Conditioning Service, Inc.
Long Island City, NY

Heritage Mechanical Services, Inc.
Deer Park, NY

J.C. Higgins Corp.
Stoughton, MA

Labov Mechanical, Inc.
Pleasantville, NJ

Mandell Mechanical Corp.
New York, NY

Meadowlands Fire Protection Corp. (MFP)
Secaucus, NJ

New England Mechanical Services, Inc.
Hartford, CT
New London, CT
Palmer, MA
Pawtucket, RI
Trumbull, CT
Vernon, CT

North Jersey Mechanical Contractors, Inc.
Waldwick, NJ

Penguin Air Conditioning Corp.
Brooklyn, NY

Poole & Kent Northern Operations
Baltimore, MD

Poole & Kent Southern Operations
Miami, FL
Tampa, FL
West Palm Beach, FL

R.S. Harritan & Company, Inc.
Richmond, VA

Trimech Corporation
Pompton Plains, NJ

Tucker Mechanical
Meriden, CT

Welsbach Electric Corp.
College Point, NY
Jamaica, NY

Welsbach Electric Corp. of L.I.
Plainview, NY

Mid-West

Advanced Systems Computer Consultants
Fort Wayne, IN

Advanced Systems Group
Fort Wayne, IN
Mishawaka, IN

American Mechanical, Inc.
Royal Oak, MI

Automated Controls
Springfield, IL

Building Technology Engineers, Inc. (BTE)
Bloomington, MN
Broken Arrow, OK

Central Mechanical Construction Co., Inc.
Lawrence, KS
Manhattan, KS
Topeka, KS

DeBra-Kuempel
Cincinnati, OH
Dayton, OH

Dynalectric Companies
Colorado Springs, CO
Columbus, OH
Frisco, CO
Owensboro, KY
Troy, MI

E.L. Pruitt Company
Mount Vernon, IL
Springfield, IL

EMCOR Energy & Technologies, Inc.
Oak Brook, IL

The Fagan Company
Fort Scott, KS
Kansas City, KS
Springfield, MO
St. Louis, MO
Wichita, KS

Gibson Electric Technology & Solutions
Oak Brook, IL
Bannockburn, IL

Havel Bros.
Fort Wayne, IN
Indianapolis, IN
Kalamazoo, MI
South Bend, IN

Hayes Mechanical, Inc.
Chicago, IL

Hyre Electric Company of Indiana, Inc.
Highland, IN

Illingworth Corporation
Milwaukee, WI

Kilgust Mechanical, Inc.
Madison, WI

Lowrie Electric Company, Inc.
Bartlett, TN

Nogle & Black Mechanical Inc.
Urbana, IL

PACE Mechanical Services, Inc.
Westland, MI

The proximity of EMCOR operations to our customers in the United States and abroad has enabled us to build long-term relationships that contribute to our growth and stability.







Shambaugh & Son, L.P.
Addison, IL
Fort Wayne, IN
Indianapolis, IN
Lafayette, IN
Maumee, OH
Mishawaka, IN
Southfield, MI

Viox Services, Inc.
Cincinnati, OH

Walker-J-Walker, Inc.
Memphis, TN

West

Border Electric Co., L.P.
Border Mechanical, Co., L.P.
El Paso, TX

Building Technology Engineers of North America, LLC (BTENA)
Santa Ana, CA

Contra Costa Electric, Inc.
Bakersfield, CA
Fresno, CA
Martinez, CA

Control Systems Specialists
Hayward, CA

Design Air, Ltd.
Kent, WA

Dynalectric Companies
Lakewood, CO
Las Vegas, NV
Los Alamitos, CA
Portland, OR
San Diego, CA
San Francisco, CA

EMCOR Energy & Technologies, Inc.
San Francisco, CA

Facilities Knowledge Center
Phoenix, AZ

Gowan, Inc.
Houston, TX

Hansen Mechanical Contractors, Inc.
Las Vegas, NV

Hillcrest Sheet Metal, Inc.
Bakersfield, CA

KDC Systems
Los Alamitos, CA

Marelich Mechanical Co., Inc.
Anaheim, CA
Bakersfield, CA
Hayward, CA
West Sacramento, CA

Mesa Energy Systems, Inc.
Hayward, CA
Irvine, CA
San Diego, CA
Van Nuys, CA

Newcomb Anderson Associates
San Francisco, CA

Trautman & Shreve, Inc.
Denver, CO

University Marelich Mechanical
Anaheim, CA

University Mechanical & Engineering Contractors, Inc. (UMEC)
El Cajon, CA
Tempe, AZ

Wasatch Electric
Salt Lake City, UT

International

Canada

Comstock Canada Ltd.
Burlington, ON
Come by Chance, NF
Dartmouth, NS
Delta, BC
Edmonton, AB
Etobicoke, ON
Hamilton, ON
London, ON
Mississauga, ON
Ottawa, ON
Regina, SK
Saint John, NB
Thunder Bay, ON
Val Caron, ON
Victoria, BC
Winnipeg, MB

United Kingdom

EMCOR Drake & Scull Group plc
Altrincham
Birmingham
Bishop's Stortford
Bristol
Bury St. Edmunds
Carshalton
Eastleigh
Fareham
Hatfield
Heathrow
Kew, Middlesex
Leeds
London
Manchester
Solihull
Sunderland
Thetford
West Hornden
Westwood

Additional locations:

Abu Dhabi
Dubai
Hong Kong
Oman
South Africa

EMCOR Service

Bakersfield, CA
Boston, MA
Brooklyn, NY
Chicago, IL
Cincinnati, OH
Deer Park, NY
Fort Wayne, IN
Houston, TX
Irvine, CA
Kansas City, KS
Las Vegas, NV
Long Island City, NY
Memphis, TN
Meriden, CT
Miami, FL
Milwaukee, WI
Norwalk, CT
Pleasantville, NJ
Pompton Plains, NJ
Rochester, NY
Rockville, MD
Royal Oak, MI
Secaucus, NJ
Smyrna, GA
South Boston, MA
Vernon, CT
Westland, MI

Design: Jack Hough Associates Inc. Norwalk, CT   Page 3 Image: The Starry Night: 1889. Vincent van Gogh (1853-1890)


EMCOR
knowledge in action™

EMCOR Group, Inc.
301 Merritt Seven, 6th Floor
Norwalk, CT 06851 USA
203.849.7800 Fax 203.849.7900

emcor_info@emcor.net
www.emcorgroup.com


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